9/17

05011894

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Norwood Abbey Limited

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 21 2005
THOMSON FINANCIAL

FILE NO. 82- 34754 FISCAL YEAR 6-30-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 10/19/05

Norwood Abbey Limited and its Controlled Entities

ACN 085 162 456

FINANCIAL REPORT
FOR THE FINANCIAL YEAR ENDED
30 JUNE 2005

ARIS
6-30-05

NORWOOD ABBEY LIMITED

FINANCIAL REPORT

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2005

NORWOOD ABBEY LIMITED

CORPORATE GOVERNANCE STATEMENT

The directors are responsible for the corporate governance practices of the company. This statement sets out the main corporate governance practices that were in operation throughout the financial year, except where otherwise stated.

The Board believes that Norwood Abbey's policies and practices comply in all substantial respects with the ASX Corporate Governance Council Principles of Good Corporate Governance. Where the Company's corporate governance practices do not correlate with the practices recommended by the Council, the departure is primarily due to the size of the Company and the nature and operational history of the Company.

The Board of Directors

The Board carries out its responsibilities according to the following mandate:

- the Board should comprise a majority of non-executive directors;
- the directors should possess a broad range of skills, qualifications and experience;
- the Board should meet on a regular basis; and
- all available information in connection with items to be discussed at a meeting of the Board shall be provided to each director prior to that meeting.

On the day the directors' report is made out, the Board consisted of one executive director and four non-executive directors. Details of the directors are set out in the directors' report.

The primary responsibilities of the Board include:

- the approval of the annual and half-year financial report;
- the establishment of long term goals of the company and strategic plans to achieve those goals;
- the review and adoption of annual budgets for the financial performance of the company and monitoring the results on a monthly basis; and
- ensuring that the company has implemented adequate systems of internal controls together with appropriate monitoring of compliance activities.

Independent Professional Advice

With the prior approval of the Chairman, each director has the right to seek independent legal and other professional advice at the company's expense concerning any aspect of the company's operations or undertakings in order to fulfil their duties and responsibilities as directors.

Nomination Committee

The Board has established a nomination committee consisting of the following non-executive directors:

- Mr. P.J. Hansen (Executive - Chairman)
- Mr. R.S. Lewis
- Mrs. E.H.S. Wyatt
- Mr. R.W. Zahn
- Prof. I.W. Hunter

The nomination committee reviews the composition of the Board on an annual basis and makes recommendations to the Board, where considered necessary, to ensure that the Board comprises a majority of non-executive directors with an appropriate mix of skills and experience. Where necessary, the committee seeks the advice of external advisers in connection with suitability of applicants for Board membership.

Nomination Committee (cont'd)

The terms and conditions of the appointment of non-executive directors are set out in a formal letter of appointment which deals with the following matters:

- duration of appointment (subject to approval of shareholders);
- remuneration;
- expectations concerning preparation and attendance at Board meetings;
- conflict resolution; and
- the right to seek independent legal and professional advice (subject to the prior approval of the Chairman).

Remuneration Committee

The Board has established a remuneration committee consisting of the following non-executive directors:

- Mr. R.W. Zahn (Chairman)
- Mr. R.S. Lewis
- Mrs. E.H.S. Wyatt
- Prof. I.W. Hunter

The remuneration committee reviews the remuneration policies applicable to all directors and executive officers on an annual basis and makes recommendations on remuneration packages and terms of employment to the Board. Remuneration packages, which consist of base salary, fringe benefits, incentive schemes (including performance-related bonuses), superannuation, and entitlements upon retirement or termination, are reviewed with due regard to performance and other relevant factors.

Particulars concerning directors' and executives' remuneration and the company's executive and employee share option plan are set out in notes 5 and 6 to the financial statements.

Audit Committee

The Board has established an audit committee consisting of four directors, three of whom are non-executive directors. The current members of the audit committee are:

- Mr. R.S. Lewis (Chairman)
- Mr. R.W. Zahn
- Mrs. E.H.S. Wyatt
- Mr. P.J. Hansen (Executive)

The audit committee provides a forum for the effective communication between the Board and external auditors. The audit committee reviews:

- the annual and half-year financial report prior to their approval by the Board;
- the effectiveness of management information systems and systems of internal control; and
- the efficiency and effectiveness of the external audit function, including reviewing the annual audit plan.

Audit Committee (cont'd)

The audit committee generally invites the Chief Operating Officer and the external auditors to attend audit committee meetings. The audit committee also meets with and receives regular reports from the external auditors concerning any matters which arise in connection with the performance of their respective roles, including the adequacy of internal controls.

Risk Management

The Board is responsible for the company's system of internal controls. The Board constantly monitors the operational and financial aspects of the company's activities and, through the audit committee, the Board considers the recommendations and advice of external auditors and other external advisers on the operational and financial risks that face the company.

The Board ensures that recommendations made by the external auditors and other external advisers are investigated and, where considered necessary, appropriate action is taken to ensure that the company has an appropriate internal control environment in place to manage the key risks identified.

In addition, the Board investigates ways of enhancing existing risk management strategies, including appropriate segregation of duties and the employment and training of suitably qualified and experienced personnel.

Code of Conduct

As part of the Board's commitment to the highest standard of conduct, the company adopts a code of conduct to guide executives, management and employees in carrying out their duties and responsibilities. The code of conduct covers such matters as:

- responsibilities to shareholders;
- compliance with laws and regulations;
- relations with customers and suppliers;
- ethical responsibilities;
- employment practices; and
- responsibilities to the environment and the community.

NORWOOD ABBEY LIMITED

DIRECTORS' REPORT

The directors of Norwood Abbey Limited submit herewith the annual financial report for the financial year ended 30 June 2005. In order to comply with the provisions of the Corporations Act 2001, the directors report as follows:

Directors

The names and particulars of the directors of the company during or since the end of the financial year are:

Name	***Particulars***
Mr. P.J. Hansen	Executive Chairman, aged 60 joined the Board in 1999.
Mr. R.S. Lewis	Aged 58, joined the Board in 1999 in a non-executive capacity. During the year, Mr. Lewis was formally appointed Lead Outside Director by the board on appointment of the non-executive directors.
Mrs. E.H.S. Wyatt	Aged 58, joined the Board in 2004 in a non-executive capacity.
Mr. R.W. Zahn	Aged 54, joined the Board in 2004 in a non-executive capacity.
Prof. I.W. Hunter	Aged 52, joined the Board in 2004 in a non-executive capacity.
Dr. J.E. Jefferis	Resigned 15 October 2004.
Mr. D.M. Ryan	Resigned 17 November 2004.

Mr Peter J. Hansen B.Ec. (Hons)

Executive Chairman, Member of Remuneration, Nomination and Audit Committees

Mr. Hansen has 30 years experience in product development and manufacturing operations in medical, electronic and optical businesses. Prior to establishing Norwood, Mr. Hansen was Managing Director of a family group of companies involved in the manufacture and marketing of patented optical products. From 1970 to 1986 he was founder and Managing Director of The Valet Group. In this role he established an electronic manufacturing facility in Singapore and took the company to the ASX in 1986. Peter has been primarily responsible for the development of Norwood's business and technology and its acquisition of Transmedica International, Inc. and Spectral and their extensive technology portfolios.

Directorships of other listed companies
Mr. Hansen has served as a non-executive director for AIM listed Norwood Immunology Limited since 2000.

Mr. R.S. Lewis B.Ec. (Hons) - M. Admin

Non-Executive, Lead Outside Director, Chairman of Audit Committee, Member of Remuneration and Nomination Committees.

Mr. Lewis is one of the founding partners in Lewis Trende, corporate advisers. He has over thirty years' experience in strategic planning, financial structuring, project evaluation, business valuation and corporate due diligence. Mr. Lewis was previously founder and principal of Australian Business Management Group, which created a group of listed entities supporting innovative technologies and acted as Chairman of two of these listed entities. In addition to his business interests, Mr. Lewis was a lecturer in the MBA and undergraduate programs at Monash University for 14 years, specialising in corporate finance, mergers and takeovers and financial accounting.

Mrs. E.H.S. Wyatt MBA, BA, Master of Education

Non-Executive, Member of Remuneration, Nomination and Audit Committees.

Mrs. Wyatt was employed by one of the world's most highly regarded and successful pharmaceutical companies, Merck and Co., Inc for twenty years. During the period between 1980 and 2000, Mrs. Wyatt held a number of senior roles and most recently was Vice President, Corporate Licensing. Since 2002 Mrs. Wyatt has been a Board member of MedImmune, Inc., ARIAD Pharmaceuticals, Inc. and Neose Technologies. Mrs. Wyatt is on the Board of Trustees of the Randolph-Macon College (Chair of Committee on Trustees; Past Chair, Nominating and Enrollment Committees; 1997 Presidential Selection Committee) and recently joined the Board of Trustees at Sweet Briar College.

Directorships of other listed companies

Mrs. Wyatt has served as a non-executive director for MedImmune, Inc. , since 2002, ARIAD Pharmaceuticals, Inc., since 2002, Neose Technologies, Inc., since 2002 and The Medicines Company, since 2005.

Mr. R.W. Zahn B.S. BA

Non-Executive, Chairman of Remuneration Committee, Member of Nomination and Audit Committees.

Mr. Zahn has more than thirty years of experience in the Biotechnology and Pharmaceutical industries. Most recently, Mr. Zahn was President of Schering Laboratories, Director, Schering Corporation, and a Corporate Vice President of Schering-Plough Corporation. Prior to Schering-Plough, Mr. Zahn was with Johnson and Johnson (1973-1992) where he held a number of senior positions in sales and marketing and product development.

Prof. I.W. Hunter B.Sc., MSc, PhD

Non-Executive, Member of Remuneration and Nomination Committees.

Professor Hunter is a Chaired Professor in the Department of Mechanical Engineering at Massachusetts Institute of Technology (MIT) and is also a Professor of Biological Engineering at MIT. He is Head of the MIT BioInstrumentation Laboratory and is also Co-Director of the Brit and Alex d'Arbeloff Laboratory for Information Systems and Technology at MIT. Professor Hunter has over 250 scientific publications and many patents.

Company Secretary

Mr. J.H. Bell CA B.Bus.(Acc)

Mr. Bell, aged 33, is the Chief Operating Officer and Company Secretary of Norwood Abbey Ltd. He is responsible for the financial and statutory obligations and daily operations of the Company and has fifteen years experience advising on all aspects of business management and accounting; including statutory financial reporting. Mr. Bell was previously responsible for a diverse portfolio of clients primarily in the medical research and manufacturing fields with the Chartered Accounting firm Draffin Walker.

Directors' Shareholdings

The following table sets out each director's relevant interest in shares and options of the company or a related body corporate as at the date of this report.

Directors	*Fully Paid Ordinary Shares*	*Options Over Fully Paid Ordinary Shares*
P.J. Hansen	21,310,000	-
R.S. Lewis	1,660,000	-
E.H.S Wyatt	-	50,000
R.W. Zahn	-	50,000
I.W. Hunter	-	550,000
	22,970,000	650,000

Directors' Meetings

The following table sets out the number of directors' meetings (including meetings of committees of directors) held during the financial year and the number of meetings attended by each director (while they were a director or committee member). During the financial year, seven Board meetings, two nomination committee meetings, one remuneration committee meeting and eight audit committee meetings were held.

	Board of Directors		*Nomination Committee*		*Remuneration Committee*		*Audit Committee*	
Directors	*Held*	*Attended*	*Held*	*Attended*	*Held*	*Attended*	*Held*	*Attended*
P.J. Hansen	7	7	2	2	1	1	8	6
R.S. Lewis	7	7	2	2	1	1	8	8
E.H.S Wyatt	7	5	2	1	1	1	8	4
R.W. Zahn	7	5	2	1	1	1	8	4
I.W. Hunter	7	5	2	1	1	1	8	-
J.E. Jefferis	3	3	1	1	-	-	3	-
D.M. Ryan	3	2	1	1	-	-	3	3

Indemnification of Officers and Auditors

During the financial year, the company paid a premium in respect of a contract insuring the directors of the company (as named above), the company secretaries, Mr. J.H. Bell and Mr. D.M. Ryan (resigned 17 November 2004), and all executive officers of the company and of any related body corporate against a liability incurred as such a director, secretary or executive officer to the extent permitted by the Corporations Act 2001. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium.

The company has not otherwise, during or since the financial year, indemnified or agreed to indemnify an officer or auditor of the company or of any related body corporate against a liability incurred as such an officer or auditor.

Principal Activities

The consolidated entity's principal activities in the course of the financial year were the research, development, commercialisation and marketing of medical technologies relating to drug delivery and other therapies.

Consolidated Operating Result

The consolidated operating loss after income tax for the financial year ended 30 June 2005 was $51,105,000 (2004 – loss of $14,921,000).

The consolidated operating loss for the financial year ended 30 June 2005 was affected by a number of non-recurring charges against profits.

Non-recurring asset write downs charged against current year consolidated profits:

	Devices $'000	**Immunology $'000**	**Total $'000**
Write-down of research and development costs	(19,585)	(6,116)	(25,701)
Write-down of patent costs	(6,459)	-	(6,459)
	(26,044)	(6,116)	(32,160)

At each reporting date the audit committee reviews the carrying values of, amongst other items, its intellectual property and research and development assets as they relate to each of the company's projects. The carrying values of these assets and their ability to be retained on the face of the balance sheet are reviewed with specific reference to the criteria established in the Australian Accounting Standards, Urgent Issues Group Consensus Views and other relevant laws and accounting pronouncements.

Consolidated Operating Result (cont'd)

Deferred Research and Development Costs:

The criteria for retaining research and development expenditure on the balance sheet are prescribed in Australian Accounting Standard AASB 1011 "Accounting for research and development costs". In accordance with this Standard, deferred research and development expenditure may only be retained on the balance sheet where the aggregate deferred costs are recoverable "beyond any reasonable doubt" from the commercial exploitation of the research and development activities. With these criteria in mind, the audit committee assesses each project's progress towards internally generated milestones, budgets and forecasts.

Devices

As was highlighted during the company's November 2004 Annual General Meeting, the company has been frustrated by the lengthy sales and evaluation cycle for initial sales of the company's LAD product. The company is continuing the evaluation process with potential new accounts in the USA, making follow on sales of consumables to established hospital accounts and continuing to support the efforts of the representatives in the market. However, during the financial year the directors have focused the company's financial resources on the commercialisation of the EyeCare technology and further development of the technologies emanating from Massachusetts Institute of Technology. Based on these changes, the directors have formed the opinion that the deferred research and development costs capitalised on the balance sheet relating to the Devices division should be charged against profits during the current year.

Immunology

The directors of Norwood Immunology Limited have reviewed the research and development expenditure capitalised on the balance sheet and determined that in accordance with the stringent "beyond any reasonable doubt" test in Australian Accounting Standard AASB 1011 that all deferred research and development expenditure should be charged against profits in the current year. The directors of Norwood Immunology Limited have determined that as a result of the expiration of the Placee Options on 30 June 2005 and in the absence of an underwriting agreement for a future fundraising, that it is not beyond reasonable doubt that sufficient funds will be able to be raised to complete the trials and commercialisation process. The Norwood Immunology Limited directors, however, do not believe that the commercial viability of the project has diminished in any way since the last financial report was issued by the company. At the date of this report the directors of Norwood Immunology Limited have concluded that there is sufficient evidence to satisfy the going concern requirements. The Norwood Abbey Limited audit committee and board have reviewed these conclusions and have concurred with the Norwood Immunology Limited Board.

Intellectual Property:

Statement of Accounting Concepts 4 states that the criteria for retaining the costs incurred in obtaining a patent as an asset on the balance sheet is that the aggregate amount must be probable, or more likely than less likely, of recovery from the future economic benefits embodied in the assets. Urgent Issues Group Abstract 7 "Derecognition of intangible assets and change in basis of measurement of a class of asset": Accounting for Non-Current Assets requires a company to "de-recognise an intangible asset when amongst other things the value of the asset, determined consistent with the valuation basis applied in determining the carrying amount of the asset, can no longer be determined reliably." The directors have reviewed the carrying values for each projects intellectual property and determined that it is appropriate to charge against current years profits certain intellectual property costs relating to the devices portfolio that had been previously capitalised.

Effect of International Financial Reporting Standards:

From 1 July 2005, Norwood Abbey Limited is subject to the new Australian Equivalents to International Financial Reporting Standards (see note 35 to the financial statements). The directors have not based their decision to charge certain one off items against current year profits on the fact that the implementation of the new Australian Equivalents to International Financial Reporting Standards would have a similar effect on the company's balance sheet.

Review of Operations

During the financial year one of the company's primary focuses has been the commercialisation of the Norwood EyeCare Epi-LASIK technologies. This has involved a number of activities including, product improvements and cost reductions, establishing the required infrastructure, appointing distributors for territories outside the USA, establishing key reference accounts and generating product sales. Progression of selected opportunities in drug delivery were also pursued with the needle-free technology achieving the first commercial arrangement for a veterinary application. The company's subsidiary, Norwood Immunology Limited continued to progress its clinical trial program, receiving USA Food and Drug Administration acceptance of its application to start a key trial in the USA.

Review of Operations (cont'd)

Devices Division

The Devices Division comprises the Company's EyeCare and Drug Delivery technologies. Revenues and profits from these technologies predominantly come from their single-use disposable component. For example, it is recommended that clinicians using the Norwood EyeCare Epi-LASIK device use a new sterile plastic separator for each eye that is treated.

Ophthalmology

Norwood EyeCare's Epi-LASIK device is a unique instrument designed to peel back the epithelium, along a natural fault line on the outside of the cornea prior to use of a laser to correct the patient's vision. The epithelium is then put back into place and the living cells quickly re-attach themselves permanently. By avoiding the need to cut the cornea or use alcohol to remove the epithelium, Epi-LASIK eliminates the myriad of complications associated with existing laser vision correction procedures. At the American Society of Cataract & Refractive Surgery conference (ASCRS) Epi-LASIK was acknowledged as the next generation in laser vision correction surgery.

A considerable amount of development work was undertaken during the financial year, and is continuing, in order to minimise the production costs for both the device and consumable components to ensure that optimal margins are achieved.

Throughout the financial year the EyeCare distributor network continued to grow. The company appointed high quality representatives in all major markets in Europe and Asia. During May 2005 Norwood EyeCare and Bausch & Lomb (Australia) Pty. Ltd. signed an agreement for the distribution of Norwood EyeCare's Epi-LASIK system in Australia and New Zealand.

Several studies completed and published during the year highlighted the efficacy and safety of Epi-LASIK. The study results, including the evaluation of visual acuity, pain, haze and corneal sensitivity, suggest that Epi-LASIK with the Norwood EyeCare epi-keratome is a safe and effective modality for the treatment of low and moderate myopia (short-sightedness).

Norwood's Epi-LASIK device received approval from the Australian Therapeutic Goods Administration (TGA) on April 6 2005, allowing the product to be marketed in Australia. Product approval was also received for Korea and an additional FDA approval was granted for a product enhancement.

Laser-assisted Drug Delivery (LAD)

Market feedback continued to be very positive and a high percentage of clinicians and hospitals who evaluated the product showed significant interest. As highlighted at the Annual General Meeting in November 2004, sales results of the LAD device were slower than anticipated. One of the key influences in the slow conversion is that the purchase process is significantly longer than anticipated. Given the long lead times from initial interest to a final purchase decision, and the potentially significant working capital requirements, it was decided to continue to support all existing customers and conclude all evaluations and demonstrations currently underway in an effort to convert to sales. Future investment will predominantly be re-directed to the EyeCare project which offers a more profitable opportunity and where buying cycles are considerably shorter.

Needle-free Drug Delivery

In partnership with the Bio-Instrumentation Laboratory of Massachusetts Institute of Technology (MIT), the company continued the development of a unique, needle-free injection device targeted at both the human and veterinary drug-delivery markets.

While the main target application of the technology is the delivery of human pharmaceuticals and biologicals – especially vaccines, the company, during the year, entered into an agreement with Australian Wool Innovation Limited (AWI) to develop the technology for the delivery of a mulesing agent which functions as an alternative to the practice of surgical mulesing of sheep.

The strategy is to develop a needle-free solution which will eliminate the surgical removal of skin from the sheep's breech. Norwood Abbey's needle free injector is being designed to provide a non-invasive method of delivering the protein that creates scarring on the sheep's breech and therefore prevents the outbreak of deadly flystrike. Animal trials have commenced at MIT in Boston.

Review of Operations (cont'd)

Immunology Division:

During the year and up to the date of this report, Norwood Immunology Limited made substantial progress in its clinical trials program. Both the autologous bone marrow transplant (BMT) trial and a melanoma vaccine study are on track for enrolment of first patients during the second half of calendar 2005.

Planning for the BMT study has progressed during the year with the filing of the Investigational New Drug (IND) application in December 2004. The U.S. Food and Drug Administration (FDA) accepted the filing during February 2005. The BMT trial is lead by Dr. Lee Nadler of the Dana-Farber Cancer Institute Harvard Medical School, while the trial is co-funded by the National Cancer Institute and the National Institute of Allergy and Infectious Diseases (part of the US National Institutes of Health), with additional support provided by Norwood Immunology and its commercialisation partner TAP Pharmaceutical Products, Inc.

During the year, Norwood Immunology Limited signed an important collaboration agreement with Massachusetts General Hospital (MGH), in Boston, to determine whether tolerance to donated organ and tissue transplants can be established without the need for prolonged immuno-suppressants. This trial will test whether the thymus, having been reactivated by Norwood Immunology's technology can, particularly in the presence of donor hemopoietic stem cells (the stem cells that form blood and immune cells), create a new immune system that is tolerant to that donor. The proof of concept preclinical trial is headed by clinical immunologist David Sachs MD, Director of the Transplantation Biology Research Center, at the Massachusetts General Hospital.

Norwood Immunology had six patents granted for its technology in various jurisdictions around the world including Australia. The patents include extensive claims and cover key aspects of the Norwood Immunology technology.

Changes in State of Affairs

During the financial year there was no significant change in the state of affairs of the consolidated entity other than that referred to in the financial statements or notes thereto.

Subsequent Events

Since the end of the financial year the company has raised $13,300,000 from the issue of unlisted Convertible Notes. The Notes are spilt into two equal tranches, with the first payable in two years, with an interest rate of 3.5% per annum and the second payable in three years, with an interest rate 4.5% per annum. Both tranches are convertible into Norwood Abbey Limited shares at a conversion price of $0.42 during the term or 10% of Volume Weighted Average Price "VWAP" at maturity. Attached to the notes are 8,355,000 options, exercisable at $0.65 that expire at the end of four years. A holding lock or equivalent mechanism is in place over that number of Norwood Immunology Limited shares held by the company to ensure that the aggregate number of ordinary shares held in the subsidiary must not be less then the outstanding balance of the note. The company has the option to transfer Norwood Immunology Limited shares in event of default. The company intends to use the funds to meet all remaining obligations to CIBA Vision under the EyeCare purchase agreement, an expansion of production of EyeCare products and additional cost reductions, with the remainder of the funds intended to provide working capital. Other than the matters noted above there has not been any other matter or circumstance that has arisen since the end of the financial year, that has significantly affected, or may significantly affect, the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

Future Developments

Disclosure of information regarding likely developments in the operations of the consolidated entity in future financial years and the expected results of those operations is likely to result in unreasonable prejudice to the consolidated entity. Accordingly, this information has not been disclosed in this report.

Dividends

No dividends were paid or declared since the start of the financial year and the directors do not recommend the payment of a dividend in respect of its current or preceding financial years.

Remuneration Report

This report outlines the remuneration arrangements in place for directors and executives of Norwood Abbey Limited (the Consolidated Entity).

Remuneration Philosophy

Remuneration is assessed for directors and senior executives with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality executive team. The appropriateness and nature of emoluments is assessed by reference to employment market conditions. The performance criteria against which directors and executives are assessed is aligned with the financial and non-financial objectives of Norwood Abbey Limited, however, directors and senior executive annual remuneration have no variable elements that are directly linked to company performance. The remuneration committee has recently approved in principle the implementation of incentive based remuneration for all staff including senior executives which will require each member of staff to be reviewed with regard to individual and corporate objectives. The remuneration committee expects to implement this system during the financial year ending 30 June 2006.

Employee share option plan

The company has an ownership-based remuneration scheme for employees. In accordance with the provisions of the scheme, as approved by shareholders in general meeting, all eligible employees are entitled to participate in the scheme.

All employees and executives are eligible to participate in the scheme while they remain employed by the company. Upon becoming ineligible, participants have thirty days to exercise any vested options after which any unexercised or unvested options will be cancelled by the plan administrators. Where an employee becomes ineligible to participate in the scheme any options that have not vested to the employee at that date will be cancelled by the company. Options that have vested to an employee but remain unexercised will be cancelled 30 days from the date of ineligibility.

Remuneration committee

The Remuneration Committee of the Board of Directors is responsible for determining and reviewing compensation arrangements for the Directors, the Chief Executive Officer and senior Executives.

The Remuneration Committee assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality executive team.

Remuneration Structure

In accordance with best practice corporate governance, the remuneration structure for non-executive directors and executive director and senior management are separate and distinct.

Non-executive director remuneration

The Constitution of the Company and the ASX Listing Rules specify that the aggregate remuneration of non-executive directors shall be determined from time to time by general meeting. An amount not exceeding the amount determined is then divided between the directors as agreed. The latest determination was at the Annual General Meeting held on the 27 November, 2003 when the shareholders approved an aggregate remuneration of $500,000.

The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is appropriate amongst directors is reviewed periodically.

DIRECTORS' REPORT
(continued)

Remuneration Report (cont'd)

Each non-executive director receives a fee for being a director of the company. An additional fee is also paid for each board committee on which a director sits and for each Committee Chairperson the director is appointed. The payment of additional fees for serving on a committee recognises the additional time commitment required by non-executive directors who serve on one or more sub committees.

The remuneration of non-executive directors for the period ending June 30, 2005 is detailed in the table below.

Executive and senior executive remuneration

The Remuneration Committee of the Board of Directors is responsible for determining and reviewing compensation arrangements for the Chief Executive Officer and senior Executives. The Remuneration Committee assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality executive team. Such officers are given the opportunity to receive their base emolument in a variety or forms including cash and fringe benefits such as the use of motor vehicles. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the Group.

All Executives have the opportunity to qualify for participation in the Employee Share Option Plan after achieving a qualifying service period.

The following table discloses the remuneration of the directors of the company:

2005	Primary			Post Employment			Equity	Other	
	Salary & fees $	Bonus $	Non-monetary $	Super-annuation $	Prescribed benefits $	Other $	Options $	benefits $	Total $
Directors									
P.J. Hansen	458,716	-	50,603	41,284	-	-	-	-	550,603
R.S. Lewis	98,460	-	-	-	-	-	-	-	98,460
E.H.S. Wyatt	56,965	-	-	-	-	-	9,000	-	65,965
R.W. Zahn	58,045	-	-	-	-	-	9,000	-	67,045
I.W. Hunter	107,465	-	-	-	-	-	35,132	-	142,597
J.E. Jefferis	13,750	-	-	-	-	-	-	-	13,750
D.M. Ryan	30,480	-	-	2,743	-	-	-	-	33,223
Total	823,881	-	50,603	44,027	-	-	53,132	-	971,643

Refer to the table per page 4 showing appointments and resignations during the financial year.

Remuneration Report (cont'd)

The five highest paid executives of the consolidated entity during the year were:

- B. Romanin (Senior Vice President Corporate Development – Norwood Abbey Limited)
- R.G. Walmsley (Chief Executive Officer Devices Group)
- J.H. Bell (Chief Operating Officer and Company Secretary and responsible for financial and statutory operations – Norwood Abbey Limited)
- R.F. Williams (Chief Executive Officer – Norwood Immunology Limited)
- R. Scarrott (Chief Financial Officer – Norwood Immunology Limited)

The following table discloses the remuneration of the executive officers of the company and the consolidated entity:

2005	Primary			Post Employment			Equity	Other	
	Salary & fees $	Bonus $	Non-monetary $	Super-annuation $	Prescribed benefits $	Other $	Options $	benefits $	Total $
Executives									
B. Romanin	295,000	-	33,558	26,550	-	-	1,353	-	356,461
R.G. Walmsley	323,295	-	48,226	29,097	-	-	1,451	-	402,069
J.H. Bell	278,010	-	76,177	11,585	-	-	887	-	366,659
R.F. Williams	383,503	-	-	-	-	-	-	-	383,503
R. Scarrott	207,265	-	-	-	-	-	-	-	207,265
Total	1,487,073	-	157,961	67,232	-	-	3,691	-	1,715,957

Employment Contracts

It is the Remuneration Committee policy that employment agreements are entered into with the Chief Executive Officer, and each of the executives. The contract term for the CEO is three years with a six months notice period. The contracts for service between the Company and the specified Executives, with the exception of B. Romanin which has a three month notice period, are for undefined lengths with a notice period of one month. Salary packages are reviewed on a periodic basis and set with reference to employment market conditions with the overall objective of ensuring maximum stakeholder benefit.

There are no specific bonus provisions included in the executives contracts with the exception of R.F. Williams which allows for additional bonuses totalling $355,000 (GBP150,000) once licensing agreements have been signed in the Japan and EU territories.

No bonuses have been paid to executives listed above during the year ended 30 June 2005.

Remuneration Report (cont'd)

Share Options

Share Options Granted to Directors and Executives

During and since the end of the financial year no ordinary shares were issued to directors of the company as a result of the exercise of options held by directors.

During and since the end of the financial year an aggregate of 650,000 share options were granted and vested immediately to the following directors of the consolidated entity:

Directors	*Number of Options Granted*	*Issuing Entity*	*Number of Ordinary Shares Under Option*	*Value of Options at grant date and included in remuneration for the year* $	*Percentage of total remuneration for the year that consists of options* %
Mrs. E.H.S Wyatt	50,000	Norwood Abbey Limited	50,000	9,000	14%
Mr. R.W. Zahn	50,000	Norwood Abbey Limited	50,000	9,000	14%
Prof. I.W. Hunter	550,000	Norwood Abbey Limited	550,000	35,132	25%

The fair value of the options was calculated on the date of grant using a Binomial pricing model by Neville Hathaway with the taking into consideration the risk-free interest rate, expected volatility and expected life.

150,000 share options issued to directors are exercisable immediately at $1.20 and expire on 31 December 2007. 500,000 share options issued to Prof. I.W. Hunter are exercisable immediately at $0.70 and expire on 31 December 2007.

The options issued to Prof. I.W. Hunter were issued in recognition of his significant contributions to the company's scientific research and are not related to him being a non-executive director, member of the scientific advisory board or otherwise through the contractual arrangements with MIT.

During and since the end of the financial year no share options were granted to executives of the company.

As at the date of this report, executives are entitled to purchase 1,000,000 Norwood Abbey Limited ordinary shares and 5,785,526 Norwood Immunology Limited ordinary shares as follows:

The following Norwood Abbey Limited options issued to executives expire on 31 December 2005:

- 550,000 options exercisable at $1.50 immediately
- 50,000 options at $1.50 when the company share price has traded at or above $2.00 for more than 30 consecutive days
- 50,000 options at $1.50 when the company share price has traded at or above $3.00 for more than 30 consecutive days
- 50,000 options at $1.50 when the company share price has traded at or above $4.00 for more than 30 consecutive days
- 50,000 options at $1.50 when the company share price has traded at or above $5.00 for more than 30 consecutive days
- 250,000 options at $1.50 when the company share price has traded at or above $10.00 for more than 30 consecutive days.

The following Norwood Abbey Limited options issued to executives, granted on 11 August 2003 expired on 31 December 2004:

- 600,000 options exercisable at $1.20. These options were held in equal amounts by J.H. Bell, B. Romanin and R. Walmsley and were valued in total at $56,680 on the date of expiration.
- 192,300 options under the employee share option scheme. These options expired during the year refer note 6. The value of these option was not material given the exercise price was $1.50 and the share price at date of expiration, 31 December 2004, was $0.63.

Remuneration Report (cont'd)

Share Options (cont'd)

Share Options Granted to Directors and Executives (cont'd)

The following Norwood Immunology Limited options issued to executives of Norwood Immunology Limited, granted on 7 May 2004 expire on 31 December 2006 and are exercisable as follows:

- 1,450,000 options exercisable at $0.30 immediately.
- 500,000 options exercisable at 100 per cent of the volume weighted average price of Norwood Immunology shares traded on London Stock Exchange during the 20 days prior to the date of vesting. Options vest on signing a licence agreement in Japan.
- 500,000 options exercisable at 100 per cent of the volume weighted average price of Norwood Immunology shares traded on London Stock Exchange during the 20 days prior to the date of vesting. Options vest on signing a licence agreement in Europe.
- 3,000,000 options exercisable at $1.00 immediately.

A total of 335,526 Placee options were issued to executives of Norwood Immunology Limited, on 30 June 2004, on the same terms and conditions as other participants of Norwood Immunology's fundraising upon listing on the AIM Exchange. These options are exercisable and expire as follows:

- 223,684 are exercisable at 38p and expire on 30 June 2005,
- 111,842 are exercisable at 57p and expire on 31 December 2006.

The total 223,684 options that expired on 30 June 2005 were held and had negligible value on expiration.

None of the options issued carry any voting rights until the options are exercised and converted into fully paid ordinary shares.

Non-audit services

The directors are satisfied that the provision of non-audit services, during the year by the auditor is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.

- All non-audit services are reviewed and approved by the Audit Committee prior to commencement to ensure they do not adversely affect the integrity and objectivity of the auditor, and
- The nature of the services provided do not compromise the general principles relating to auditor independence, as set out by the Institute of Chartered Accountants in Australia.

Details of the amounts paid or payable to the auditor for non-audit services provided during the year by the auditor are outlined in Note 7 to the financial statements.

Auditor's Independence Declaration

The auditor's independence declaration is included on page 16 of the financial report.

Rounding Off of Amounts

The company is a company of the kind referred to in ASIC Class Order 98/0100, dated 10 July 1998, and in accordance with that Class Order amounts in the directors' report and the financial report are rounded off to the nearest thousand dollars.

Signed in accordance with a resolution of the directors made pursuant to s.298(2) of the Corporations Act 2001.

On behalf of the directors

....
Mr. P.J. Hansen
Lisbon

Deloitte.

Deloitte Touche Tohmatsu
A.C.N. 74 490 121 060

180 Lonsdale Street
Melbourne VIC 3000
GPO Box 78B
Melbourne VIC 3001 Australia

DX 111
Tel: +61 (0) 3 9208 7000
Fax: +61 (0) 3 9208 7001
www.deloitte.com.au

The Board of Directors
Norwood Abbey Limited
63 Wells Road
CHELSEA HEIGHTS VIC 3196

13 September 2005

Dear Members of the Board

Norwood Abbey Limited

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of Norwood Abbey Limited.

As lead audit partner for the audit of the consolidated financial statements of Norwood Abbey Limited for the financial year ended 30 June 2005, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i) the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

(ii) any applicable code of professional conduct in relation to the audit.

Yours sincerely

DELOITTE TOUCHE TOHMATSU

CCA Mottershead
Partner
Chartered Accountant

Member of
Deloitte Touche Tohmatsu

Deloitte.

Deloitte Touche Tohmatsu
A.C.N. 74 490 121 060

180 Lonsdale Street
Melbourne VIC 3000
GPO Box 78B
Melbourne VIC 3001 Australia

DX 111
Tel: +61 (0) 3 9208 7000
Fax: +61 (0) 3 9208 7001
www.deloitte.com.au

Independent audit report to the members of Norwood Abbey Limited

Scope

The financial report and directors' responsibility
The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both Norwood Abbey Limited (the company) and the consolidated entity, for the financial year ended 30 June 2005 as set out on pages 19 to 54. The consolidated entity comprises the company and the entities it controlled at the year's end or from time to time during the financial year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach
We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal controls, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with the Corporations Act 2001 and Accounting Standards and other mandatory professional reporting requirements in Australia so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.
The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of Norwood Abbey Limited is in accordance with:

(a) the Corporations Act 2001, including:

  (i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2005 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

DELOITTE TOUCHE TOHMATSU

CCA Mottershead
Partner
Chartered Accountants
Melbourne, 13 September 2005

NORWOOD ABBEY LIMITED

DIRECTORS' DECLARATION

The directors declare that:

a) in the directors' opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

b) in the directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001, including compliance with accounting standards and giving a true and fair view of the financial position and performance of the consolidated entity; and

c) the directors' have been given the declarations required by s.295A of the Corporations Act 2001.

On behalf of the directors

....

Mr. P.J. Hansen
Lisbon

NORWOOD ABBEY LIMITED

STATEMENT OF FINANCIAL PERFORMANCE

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2005

	Note	Consolidated		Company	
		2005 $'000	2004 $'000	2005 $'000	2004 $'000
Revenue from the sale of goods		2,196	1,575	58	3
Cost of sales		(1,042)	(419)	(24)	(6)
Gross profit		1,154	1,156	34	(3)
Other revenue from ordinary activities		1,595	359	1,019	1,034
Distribution expenses		(4,641)	(954)	(2,398)	(627)
Marketing expenses		(3,241)	(2,661)	(1,272)	(1,825)
Occupancy expenses		(387)	(547)	(363)	(547)
Administration expenses		(12,908)	(11,315)	(7,249)	(6,593)
Borrowing costs		(421)	(120)	(18)	(11)
Write-down of research and development costs		(25,701)	-	(19,585)	-
Write-down of patent costs		(6,459)	-	(1,654)	-
Other expenses from ordinary activities		(96)	(839)	(1,327)	(389)
Loss From Ordinary Activities Before Income Tax Expense	2	(51,105)	(14,921)	(32,813)	(8,961)
Income tax expense relating to ordinary activities	4	-	-	-	-
Net Loss		(51,105)	(14,921)	(32,813)	(8,961)
Net loss attributable to outside equity interest	24	1,566	-	-	-
Net loss attributable to members of the parent entity		(49,539)	(14,921)	(32,813)	(8,961)
Total Changes In Equity Other Than Those Resulting From Transactions With Owners As Owners	22	(49,539)	(14,921)	(32,813)	(8,961)
Earnings Per Share					
Basic and Diluted (cents per share)	25	(28.85)	(10.90)		

Notes to the financial statements are included on pages 23 to 54.

NORWOOD ABBEY LIMITED

STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2005

	Note	Consolidated		Company	
		2005 $'000	2004 $'000	2005 $'000	2004 $'000
CURRENT ASSETS					
Cash assets		7,862	23,294	905	11,865
Receivables	8	725	1,570	787	140
Inventories	9	2,632	3,106	525	974
Other	10	714	469	240	181
TOTAL CURRENT ASSETS		11,933	28,439	2,457	13,160
NON-CURRENT ASSETS					
Other financial assets	11	6	6	40,886	29,774
Plant and equipment	12	1,266	1,291	932	1,012
Intangibles	13	19,221	23,907	-	2,025
Other	14	-	23,395	-	19,016
TOTAL NON-CURRENT ASSETS		20,493	48,599	41,818	51,827
TOTAL ASSETS		32,426	77,038	44,275	64,987
CURRENT LIABILITIES					
Payables	15	2,661	5,642	1,091	2,885
Interest-bearing liabilities	16	6,603	7,298	41	55
Provisions	17	724	358	592	310
TOTAL CURRENT LIABILITIES		9,988	13,298	1,724	3,250
NON-CURRENT LIABILITIES					
Interest-bearing liabilities	18	229	5,881	229	86
Other	19	-	-	3,103	3,278
Provisions	20	41	139	41	139
TOTAL NON-CURRENT LIABILITIES		270	6,020	3,373	3,503
TOTAL LIABILITIES		10,258	19,318	5,097	6,753
NET ASSETS		22,168	57,720	39,178	58,234
EQUITY					
Contributed equity	21	110,948	95,725	99,408	85,651
Accumulated losses	22	(90,434)	(42,283)	(60,230)	(27,417)
Capital reserve	23	-	(57)	-	-
Parent entity interest		20,514	53,385	39,178	58,234
Outside equity interest	24	1,654	4,335	-	-
TOTAL EQUITY		22,168	57,720	39,178	58,234

Notes to the financial statements are included on pages 23 to 54.

NORWOOD ABBEY LIMITED

STATEMENT OF CASH FLOWS

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2005

	Note	Consolidated		Company	
		2005 $'000 Inflows (Outflows)	2004 $'000 Inflows (Outflows)	2005 $'000 Inflows (Outflows)	2004 $'000 Inflows (Outflows)
Cash Flows From Operating Activities					
Receipts from customers		2,701	168	-	45
Payments to suppliers and employees		(22,116)	(11,774)	(13,143)	(8,156)
Interest received		526	225	234	202
Interest paid		(421)	(11)	(18)	(11)
Other revenue		273	65	752	6
Net cash used in operating activities	31(c)	(19,037)	(11,327)	(12,175)	(7,914)
Cash Flows From Investing Activities					
Payment for plant and equipment		(328)	(318)	(220)	(312)
Proceeds on sale of plant and equipment		32	70	32	70
Loan funds to wholly owned controlled entities		-	-	(5,725)	(536)
Payment for acquisition of intangible assets		(529)	(1,770)	(333)	(935)
Research and development costs paid		(2,984)	(4,679)	(647)	(2,725)
Payment for additional investment in controlled entities on market		(138)	-	(138)	(5,629)
Payments for businesses	31(b)	-	(2,218)	-	(8)
Net cash used in investing activities		(3,947)	(8,915)	(7,031)	(10,075)
Cash Flows From Financing Activities					
Repayment of borrowings - lease		(71)	(170)	(71)	(170)
Proceeds from borrowings - lease		200	193	200	193
Repayment of notes		(2,621)	-	-	-
Payment of share issue costs		(313)	(1,227)	(245)	(90)
Proceeds from issue of shares		10,681	38,485	8,362	24,717
Net cash provided by financing activities		7,876	37,281	8,246	24,650
Net Increase/(Decrease) In Cash Held		(15,108)	17,039	(10,960)	6,661
Cash at beginning of the financial year		23,294	6,255	11,865	5,204
Effects of exchange rates on the balance of cash held in foreign currencies		(324)	-	-	-
Cash At The End Of The Financial Year	31(a)	7,862	23,294	905	11,865

Notes to the financial statements are included on pages 22 to 54.

1. SUMMARY OF ACCOUNTING POLICIES

Financial Reporting Framework

The financial report is a general purpose financial report which has been prepared in accordance with the Corporations Act 2001, Accounting Standards and Urgent Issues Group Consensus Views, and complies with other requirements of the law.

The financial report has been prepared on the basis of historical cost and except where stated, does not take into account changing money values or current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets.

Significant Accounting Policies

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions and other events is reported.

The following significant accounting policies have been adopted in the preparation and presentation of the financial report:

(a) Accounts Payable

Trade payables and other amounts payable are recognised when the consolidated entity becomes obliged to make future payments resulting from the purchase of goods and services.

(b) Acquisition of Assets

Assets acquired are recorded at the cost of acquisition, being the purchase consideration determined as at the date of acquisition plus costs incidental to the acquisition.

In the event that settlement of all or part of the cash consideration given in the acquisition of an asset is deferred, the fair value of the purchase consideration is determined by discounting the amounts payable in the future to their present value as at the date of acquisition.

(c) Capital Gains Tax

No provision has been made for capital gains tax which may arise in the event of sale of revalued assets as no decision has been made to sell any of these assets.

(d) Comparative Amounts

Comparative financial information may be reclassified to ensure comparability with the current reporting period. Where there is a material amendment to the classification of comparative financial information, the nature, reason and amount of the reclassification is disclosed.

During the financial year ended 30 June 2005 the company has moved operations to commercialisation of a number of Device Division products. Given the shift in operations the Statement of Financial Performance has been presented using an analysis of expenses based on their function within the entity in the current year, rather then by the nature of the expense as in prior years. The comparative results for 2004 have been reclassified by their function. This change is for disclosure purposes only and has no effect on the total loss recorded for the year.

1. SUMMARY OF ACCOUNTING POLICIES (cont'd)

(e) Depreciation

Depreciation is provided on plant and equipment. Depreciation is calculated on a straight line basis so as to write off the net cost of each asset over its expected useful life. Leasehold improvements are depreciated over the period of the lease or estimated useful life, whichever is the shorter, using the straight line method. The following estimated useful lives are used in the calculation of depreciation:

• Research and development equipment	5 – 15 years
• Office furniture and equipment	5 – 15 years
• Computer software	3 years
• Leasehold improvements	3 years
• Motor vehicles	6 – 7 years

(f) Employee Benefits

A liability is recognised for benefits accruing to employees in respect of wages and salaries, annual leave and long service leave when it is probable that settlement will be required and they are capable of being measured reliably.

Liabilities recongised in respect of wages and salaries and annual leave expected to be settled within 12 months, are measured at their nominal values using the remuneration rate expected to apply at the time of settlement.

(g) Financial Instruments Issued by the Company

Equity Instruments
Equity instruments are classified as equity in accordance with the substance of the contractual arrangement.

Transaction Costs on the Issue of Equity Instruments
Transaction costs arising on the issue of shares have been recognised directly in equity as a reduction of the proceeds of shares issued to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of the shares and which would not have been incurred had those instruments not been issued.

(h) Foreign Currency

All foreign currency transactions during the year have been brought to account using the exchange rate in effect at the date of the transaction. Foreign currency monetary items at reporting date are translated at the exchange rate existing at that date.

Exchange differences are recognised in the statement of financial performance in the period in which they arise.

Foreign Operations
Financial statements of integrated foreign operations are translated at reporting date using the temporal method and exchange differences are taken to net profit or loss for the period.

1. SUMMARY OF ACCOUNTING POLICIES (cont'd)

(i) Goods and Services Tax

Expenses and assets are recognised net of the amount of goods and services tax (GST), except:

i. where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense;

or

ii. for payables which are recognised inclusive of GST.

The net amount of GST recoverable from the taxation authority is included as part of receivables.

Cashflows are included in the statement of cashflows on a gross basis. The GST component of cashflows arising from investing and financing activities which is recoverable from, or payable to, the taxation authorities is classified as operating cashflows.

(j) Income Tax

Tax effect accounting principles have been adopted whereby income tax expense has been calculated on pre-tax accounting profits after adjustment for permanent differences. The tax effect of timing differences, which occur when items are included or allowed for income tax purposes in a period different to that for accounting is shown at current taxation rates in provision for deferred income tax and future income tax benefit, as applicable.

(k) Intellectual Property and Patents

Costs associated with the development of new products and technologies including the original patent application costs are capitalised.

Intellectual property and patents are recorded at the cost of acquisition. Intellectual property acquired through gaining control of the company's wholly owned subsidiaries is recorded at its fair value upon acquisition. The directors gave due consideration to the technical and commercial life of the intellectual property and patents to determine their useful life.

Patents are amortised on a straight line basis so as to write off the cost of each asset over its expected useful life. Amortisation of the patent begins at the date of the patent is granted and continues over the year in which the corresponding benefits are expected to arise. The following useful lives are used in the calculation of amortisation:

- Patents & Intellectual Property 10 - 18 years

The directors regularly review the carrying value of the intellectual property and patents to ensure its carrying value does not exceed its recoverable amount, based on the cashflow forecast and advancement of project milestones.

Patent renewal costs are written off as an expense as they are incurred.

(l) Interest-Bearing Liabilities

Interest expense is recognised on an accrual basis.

(m) Inventories

Inventories are valued at the lower of cost and net realisable value. Costs, including an appropriate portion of fixed and variable overhead expenses, are assigned to inventory on hand by the method most appropriate to each particular class of inventory. Inventory is valued on a first in first out basis.

1. SUMMARY OF ACCOUNTING POLICIES (cont'd)

(n) Investments

Investments are recorded at cost. Dividend revenue is recognised on a receivable basis. Interest revenue is recognised on an accrual basis.

(o) Leased Assets

Leased assets classified as finance leases are capitalised as fixed assets. The amount initially brought to account is the present value of minimum lease payments. A finance lease is one which effectively transfers from the lessor to the lessee substantially all the risks and benefits incidental to ownership of the leased property.

Capitalised leased assets are amortised on a straight line basis over the estimated useful life of the asset.

Finance lease payments are allocated between interest expense and reduction of lease liability over the term of the lease. The interest expense is determined by applying the interest rate implicit in the lease to the outstanding lease liability at the beginning of each lease payment period.

Operating lease payments are charged as an expense in the period in which they are incurred.

Lease Incentives
In the event that lease incentives are received to enter into non-cancellable operating leases, such incentives are recognised as a liability. Lease payments are allocated between rental expense, reduction of the liability and, where appropriate, interest expense over the term of the lease.

Surplus Lease Space
In the event that premises leased by the consolidated entity pursuant to a non-cancellable operating lease are identified as surplus to the needs of the consolidated entity, a liability and expense are recognised equal to the total expected outlay relating to the surplus space.

(p) Principles of Consolidation

The consolidated financial statements are prepared by combining the financial statements of all entities that comprise the consolidated entity, being the company (the parent entity) and its controlled entities as defined in accounting standard AASB 1024 "Consolidated Accounts". A list of controlled entities appears in note 32 to the financial statements. Consistent accounting policies are employed in the preparation and presentation of the consolidated financial statements.

The consolidated financial statements include the information and results of each controlled entity from the date on which the company obtains control and until such time as the company ceases to control such entity.

In preparing the consolidated financial statements, all intercompany balances and transactions, and unrealised profits arising within the consolidated entity are eliminated in full.

(q) Provisions

Provisions are recognised when the consolidated entity has a present obligation, the future sacrifice of consolidated benefits is probable, and the amount of the provision can be measured reliably.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cashflows estimated to settle the present obligation, its carrying amount is the present value of those future cashflows.

Dividends

A provision is recognised for dividends when they have been declared, determined or publicly recommended by the directors at or before reporting date.

1. SUMMARY OF ACCOUNTING POLICIES (cont'd)

(r) Receivables

Trade receivables and other receivables are recorded at amounts due less any allowance for doubtful debts.

(s) Recoverable Amount of Non-Current Assets

Non-current assets are written down to recoverable amount where the carrying value of any non-current asset exceeds recoverable amount. In determining the recoverable amount of non-current assets the expected net cash flows have not been discounted to their present value.

(t) Research and Development Costs

Research and development costs are recognised as an expense when incurred, except to the extent that such costs, together with unamortised deferred costs in relation to that project, are expected, beyond any reasonable doubt, to be recoverable.

Any deferred research and development costs are amortised over the period in which the corresponding benefits are expected to arise, commencing with the commercial production of the product.

The unamortised balance of research and development costs deferred in previous periods is reviewed regularly and at each reporting date, to ensure the criterion for deferral continues to be met. Where such costs are no longer considered recoverable, they are written-off as an expense in the statement of financial performance.

Government grants received or receivable in relation to research and development costs, which are deferred, are deducted from the carrying amount. Grants received or receivable in relation to research and development costs, which are recognised as an expense during the current or previous periods, are recognised as revenue in the statement of financial performance.

(u) Revenue Recognition

Sale of goods
Revenue from the sale of goods is recognised once the following criteria have been met:

- Persuasive evidence of an exchange arrangement exists
- Delivery has occurred or services have been rendered
- The buyers' price is fixed or determinable
- Collectibility is reasonably assured.

Disposal of assets
Revenue form the disposal of other assets is recognised when the consolidated entity has passed control of the other assets to the buyer.

Royalties
Royalty revenue is recognised on an accrual basis in accordance with the substance of the relevant agreement.

Liabilities Forgiven
The gross amount of a liability forgiven by a credit provider is recognised as revenue.

2. LOSS FROM ORDINARY ACTIVITIES

Loss from ordinary activities before income tax includes the following items of revenue and expense:

	CONSOLIDATED		COMPANY	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000
(a) *Operating revenue*				
Sales of goods	2,196	1,575	58	3
Interest revenue – controlled entities	-	-	17	-
Interest revenue – other entities	526	224	217	209
Net foreign exchange gain	764	-	-	-
Grants received	135	56	-	-
Management fee	-	-	600	750
Other income	108	9	123	5
	3,729	1,864	1,015	967
(b) *Non-operating revenue*				
Proceeds from the sale of plant and equipment	32	70	32	70
Insurance recovery	30	-	30	-
	62	70	62	70
	3,791	1,934	1,077	1,037
(c) *Expenses*				
Cost of sales	1,042	419	24	6
Net realisable value write down	594	-	-	-
Net foreign exchange loss	-	769	800	326
Depreciation of non-current assets:				
- Plant and equipment	281	167	229	160
- Leased assets	45	83	45	83
Amortisation of non-current assets				
- Intangibles	1,386	1,387	104	104
- Research & development	678	-	678	-
- Goodwill	210	-	-	-
Surplus leased space	-	286	-	286
Operating lease rental expenses				
- Minimum lease payments	297	387	274	387
Borrowing costs:				
- Interest – other entities	404	110	1	1
- Interest – finance lease	17	10	17	10

	CONSOLIDATED 2005 $'000	CONSOLIDATED 2004 $'000	COMPANY 2005 $'000	COMPANY 2004 $'000
2. LOSS FROM ORDINARY ACTIVITIES (cont'd)				
(d) *Non-current asset write-down*				
Write-down of research & development costs (i)	25,701	-	19,585	-
Write-down of patent costs (ii)	6,459	-	1,654	-

(i) In assessing the carrying value at 30 June 2005, the Directors took into account existing cashflow performance, uncertainty in timing of revenue and expected cash flows generated from overall operations after research and development expenditure. As a result the company has written off research and development costs previously capitalised.

(ii) At 30 June 2005 in assessing the carrying value of the patents, the Directors have taken into account existing cashflow performance, uncertainty in timing of revenue and expected cash flows and has decided to write off patent cost previously capitalised.

3. SALE OF ASSETS

Sale of assets in the ordinary course of business have given rise to the following gains/(losses):

	CONSOLIDATED 2005 $'000	CONSOLIDATED 2004 $'000	COMPANY 2005 $'000	COMPANY 2004 $'000
Net Gains/(Losses)				
- Equipment under finance lease	4	7	4	7
- Plant and equipment	1	(2)	1	(2)
	5	5	5	5

4. INCOME TAX

(a) The prima facie income tax benefit on pre-tax accounting loss reconciles to the income tax benefit in the financial statements as follows:

	CONSOLIDATED 2005 $'000	CONSOLIDATED 2004 $'000	COMPANY 2005 $'000	COMPANY 2004 $'000
Loss from ordinary activities	(51,105)	(14,921)	(32,813)	(8,961)
Income tax benefit calculated at 30% of operating loss	(15,332)	(4,476)	(9,844)	(2,688)
***Permanent Differences*:**				
Research & development	(163)	(281)	(31)	(107)
Deductible capital raising costs	(191)	(157)	(56)	(26)
Non-deductible expenses	291	184	234	180
Current and deferred taxes relating to transactions, events and balances of wholly-owned subsidiaries in the tax consolidated group.	-	-	(1,260)	-
Timing differences and tax losses not brought to account as future income tax benefits (note 4(b))	15,395	4,730	10,957	2,641
Income tax benefit attributable to operating loss	-	-	-	-

(b) Future income tax benefits not brought to account as assets:

	CONSOLIDATED 2005 $'000	CONSOLIDATED 2004 $'000	COMPANY 2005 $'000	COMPANY 2004 $'000
Tax losses – revenue	20,345	15,184	14,623	11,884
Tax losses – capital	306	149	306	149
	20,651	15,333	14,929	12,033

4. INCOME TAX (cont'd)

The taxation benefits of tax losses and timing differences not brought to account will only be obtained if:

a) assessable income is derived of a nature and of an amount sufficient to enable the benefit from the deductions to be realised;
b) conditions for deductibility imposed by the law are complied with; and
c) no changes in the tax legislation adversely affect the realisation of the benefit of the deductions.

Tax Consolidation System

The company and its wholly-owned Australian resident entities have formed a tax-consolidated group with effect from 1 July 2003 and are therefore taxed as a single entity from that date. The head entity within the tax-consolidated group is Norwood Abbey Limited. The members of the tax-consolidated group are identified at note 32.

Entities within the tax-consolidated group have entered into a tax sharing agreement with the head entity. Under the terms of the agreement, Norwood Abbey Limited and each of the entities in the tax consolidated group has agreed to pay a tax equivalent payment to or from the head entity, based on the net accounting profit or loss of the entity and the current tax rate.

5. DIRECTORS' AND EXECUTIVES' REMUNERATION

The directors and executives information has been prepared in accordance with the Accounting Standard AASB 1046 "Directors and Executives Disclosures by Disclosing Entities" as amended by AASB 1046A "Amendments to Accounting Standard AASB 1046".

The specified directors of Norwood Abbey Limited during the year were:

- P.J. Hansen (Executive Chairman)
- D.M. Ryan (Non-executive) – resigned 17 November 2004
- R.S. Lewis (Non-executive)
- J.E. Jefferis (Non-executive) – resigned 15 October 2004
- E.H.S. Wyatt (Non-executive) – appointed 17 November 2004
- R.W. Zahn (Non-executive) – appointed 17 November 2004
- I.W. Hunter (Non-executive) – appointed 17 November 2004

The specified executives of the Consolidated entity during the year were:

- B. Romanin (Senior Vice President Corporate Development – Norwood Abbey Limited)
- R.G. Walmsley (Chief Executive Officer Devices Group)
- J.H. Bell (Chief Operating Officer and Company Secretary – Norwood Abbey Limited)
- R.F. Williams (Chief Executive Officer – Norwood Immunology Limited)
- R. Scarrott (Chief Financial Officer – Norwood Immunology Limited)

Specified directors' and specified executives' remuneration

The remuneration committee reviews the remuneration packages of all specified directors and specified executives on an annual basis and makes recommendations to the board. Remuneration packages are reviewed and determined with due regard to current market rates and are benchmarked against comparable industry salaries adjusted by a performance factor to reflect changes in the performance of the company.

Specified Directors									
	Primary			Post Employment			Equity	Other	
2005	Salary & fees $	Bonus $	Non-monetary $	Super-annuation $	Prescribed benefits $	Other $	Options $	benefits $	Total $
P.J. Hansen (i)	458,716	-	50,603	41,284	-	-	-	-	550,603
D.M. Ryan	30,480	-	-	2,743	-	-	-	-	33,223
R.S. Lewis	98,460	-	-	-	-	-	-	-	98,460
J.E. Jefferis	13,750	-	-	-	-	-	-	-	13,750
E.H.S. Wyatt	56,965	-	-	-	-	-	9,000	-	65,965
R.W. Zahn	58,045	-	-	-	-	-	9,000	-	67,045
I.W. Hunter	107,465	-	-	-	-	-	35,132	-	142,597
Total	823,881	-	50,603	44,027	-	-	53,132	-	971,643
2004									
P.J. Hansen	520,000	-	62,448	45,000	-	-	-	-	627,448
D.M. Ryan	65,000	-	-	5,850	-	-	-	-	70,850
R.S. Lewis	65,000	-	-	-	-	-	-	-	65,000
J.E. Jefferis	55,000	-	-	-	-	-	-	-	55,000
Total	705,000	-	62,448	50,850	-	-	-	-	818,298

(i) Mr Hansen has entered into a service agreement for a term of three years and may be terminated by either party giving six months notice.

5. DIRECTORS' AND EXECUTIVES' REMUNERATION (cont'd)

Specified Executives									
	Primary			Post Employment			Equity	Other	
2005	Salary & fees $	Bonus $	Non-monetary $	Super-annuation $	Prescribed benefits $	Other $	Options $	benefits $	Total $
B. Romanin (i) (iii)	295,000	-	33,558	26,550	-	-	1,353	-	356,461
R.G. Walmsley(ii) (iii)	323,295	-	48,226	29,097	-	-	1,451	-	402,069
J.H. Bell (ii) (iii)	278,010	-	76,177	11,585	-	-	887	-	366,659
R.F. Williams (v)	383,503	-	-	-	-	-	-	-	383,503
R. Scarrott	207,265	-	-	-	-	-	-	-	207,265
Total	1,487,073	-	157,961	67,232	-	-	3,691	-	1,715,957
2004									
Specified executives						-			
B. Romanin (iii)	324,908	-	26,993	25,650	-	-	56,507	-	434,058
R.G. Walmsley (iii)	288,008	-	-	11,979	-	-	49,583	-	349,570
J.H. Bell (iii)	247,237	-	21,628	14,767	-	-	49,425	-	333,057
R.F. Williams (iv) (v)	381,925	261,094	-	-	-	-	1,175,495	-	1,818,514
R. Scarrott	120,545	-	-	-	-	-	-	-	120,545
Total	1,362,623	261,094	48,621	52,396	-	-	1,331,010	-	3,055,744

(i) Mr Romanin's employment contract specifies a three month notice period on termination.
(ii) Mr R.G. Walmsley and Mr J Bell have employment contracts specifying a one month termination notice.
(iii) Mr B. Romanin, Mr R.G. Walmsley and Mr J Bell were granted share options on 11 August 2003. Further details of options contained in note 6.
(iv) Under the terms of the contract of engagement for Mr R.F. Williams a cash bonus was paid in two instalments on 12 March 2004 and 23 June 2004. The bonus was paid on successful completion of negotiations and signing of an exclusive licensing agreement with TAP Pharmaceutical Products Inc. for the USA.
(v) Mr R.F. Williams was granted options in Norwood Immunology Limited on 7 May 2004 in consideration for providing services under a Consultancy Agreement. Milestones governing the vesting of these options to Mr Williams included gaining Admission to London's AIM exchange and the signing of additional licence agreements covering territories other than the USA.
The salary and fess are determine taking into account the advice of independent consultants and amounts necessary to retain competitive in the market place.

6. EMPLOYEE OPTION PLAN

	2005 No.	2004 No.
Balance at beginning of the financial year	831,600	481,600
Granted during the year	-	422,200
Exercised during the year	-	(13,000)
Lapsed during the year	(831,600)	(59,200)
Balance at the end of the financial year	-	831,600

The company has an ownership-based remuneration scheme for employees. In accordance with the provisions of the scheme, as approved by shareholders at a general meeting, all eligible employees are entitled to participate in the scheme.

All employees and executives are eligible to participate in the scheme while they remain employed by the company. Upon becoming ineligible, participants have thirty days to exercise any vested options after which any unexercised or unvested options will be cancelled by the plan administrators. Where an employee becomes ineligible to participate in the scheme any options that have not vested to the employee at that date will be cancelled by the company. Options that have vested to an employee but remain unexercised will be cancelled 30 days from the date of ineligibility.

Tranche 1

On 2 August 2000 a first tranche of 633,800 options were issued to eligible employees with an exercise price of $1.50 and expire 31 December 2004. Under the rules of the plan the number of options issued was reduced during the year ending 30 June 2002 to 535,600 and reduced during the year ending 30 June 2003 to 481,600, for lapsed options and reduced to 422,400 during the year ended 30 June 2004.

Each employee's options vest as follows, 20%, 20%, 30% and 30% after 12, 24, 36, and 48 months respectively, from the date of admission of the company to the official list of the Australian Stock Exchange. Once exercised, the issued shares will rank equally with all other issued shares in the company.

The balance of 422,400 options relating to tranche 1 options lapsed during the year ended 30 June 2005.

Tranche 2

On 4 August 2003 a second tranche of 422,200 options was issued to eligible employees. The issue of these options ensures that all eligible employees are participating in the scheme as approved by shareholders. The second tranche was issued with an exercise price of $1.20 and expire 31 December 2004. On 4 March 2004, 13,000 tranche 2 options were exercised with a fair value of $16,640 and $15,600 consideration received. The fair value of shares received at the date of their issue is measured as the market value at close of trade on the date of their issue.

The balance of 409,200 relating to tranche 2 options lapsed during the year ended 30 June 2005.

The directors of the company, being eligible employees under the employee option plan rules, are entitled to participate in allocations. It was determined by the directors that they would exclude themselves from the allocations of employee options.

The company does not have an executive share option plan, however options are held by the executives. For the details and basis of these holdings, refer to the directors report and note 34 (related parties) to the financial statements.

	CONSOLIDATED		COMPANY	
	2005	2004	2005	2004
	$	$	$	$
7. REMUNERATION OF AUDITORS				
Auditing the financial report	198,681	122,575	98,904	77,430
Other services				
Taxation	27,450	85,642	27,450	28,000
Service relating to foreign listing	173,253	35,000	173,253	35,000
Other advisory services	7,778	11,150	-	11,150
	407,162	254,367	299,607	151,580

	CONSOLIDATED		COMPANY	
	2005	2004	2005	2004
	$'000	$'000	$'000	$'000
8. CURRENT RECEIVABLES				
Trade receivables	655	1,400	733	62
Goods and services tax (GST) recoverable	52	130	12	38
Interest receivable	-	8	-	8
Other receivables	18	32	42	32
	725	1,570	787	140
9. CURRENT INVENTORIES				
Raw materials – at cost	138	881	-	880
– at net realisable value	310	-	310	-
Work in progress – at cost	5	71	-	71
Finished goods – at cost	1,964	2,154	-	23
– at net realisable value	215		215	-
	2,632	3,106	525	974
10. OTHER CURRENT ASSETS				
Prepayments	714	469	240	181
11. OTHER NON-CURRENT FINANCIAL ASSETS				
At cost:				
Shares and options	6	6	6	6
Shares in controlled entities (i)	-	-	21,038	17,779
Non-trade receivables from wholly owned controlled entities	-	-	19,842	11,989
	6	6	40,886	29,774

(i) Included in the total is an investment in Norwood Immunology Limited a company listed on London Stock Exchanges Alternative Investment Market, recorded at cost of $13,881,000 (2004:10,622,850). The total investment had market valuation of $82,887,000 based on the buy price quoted at 30 June 2005 (2004: $99,849,000).

12. PLANT AND EQUIPMENT

	Consolidated			
	Leasehold Improvements at cost	Plant and Equipment at cost	Equipment Under Finance Lease	TOTAL
	$'000	$'000	$'000	$'000
Gross Carrying Value				
Balance at 30 June 2004	169	2,428	243	2,840
Additions	-	142	186	328
Disposals	-	(26)	(135)	(161)
Balance at 30 June 2005	169	2,544	294	3,007
Accumulated Depreciation/Amortisation				
Balance at 30 June 2004	(169)	(1,275)	(105)	(1,549)
Disposals	-	25	109	134
Depreciation expense	-	(281)	(45)	(326)
Balance at 30 June 2005	(169)	(1,531)	(41)	(1,741)
Net Book Value				
As at 30 June 2004	-	1,153	138	1,291
As at 30 June 2005	-	1,013	253	1,266

	Company			
	Leasehold Improvements at cost	Plant and Equipment at cost	Equipment Under Finance Lease	TOTAL
	$'000	$'000	$'000	$'000
Gross Carrying Value				
Balance at 30 June 2004	169	2,142	243	2,554
Additions	-	34	186	220
Disposals	-	(25)	(135)	(160)
Balance at 30 June 2005	169	2,151	294	2,614
Accumulated Depreciation/Amortisation				
Balance at 30 June 2004	(169)	(1,268)	(105)	(1,542)
Disposals	-	25	109	134
Depreciation expense	-	(229)	(45)	(274)
Balance at 30 June 2005	(169)	(1,472)	(41)	(1,682)
Net Book Value				
As at 30 June 2004	-	874	138	1,012
As at 30 June 2005	-	679	253	932

	CONSOLIDATED 2005 $'000	CONSOLIDATED 2004 $'000	COMPANY 2005 $'000	COMPANY 2004 $'000
12. PLANT AND EQUIPMENT (cont'd)				
Aggregate depreciation allocated, whether recognised as an expense or capitalised as part of the carrying amount of other assets during the year				
Plant and equipment	281	305	229	298
Leased assets	45	38	45	38
Leasehold improvements	-	44	-	44
	326	387	274	380

13. INTANGIBLES

	CONSOLIDATED 2005 $'000	CONSOLIDATED 2004 $'000	COMPANY 2005 $'000	COMPANY 2004 $'000
Goodwill	2,802	-	-	-
Accumulated amortisation	(210)	-	-	-
	2,592	-	-	-
Intellectual property at cost	850	1,450	-	600
Patents and patent claims at cost	5,170	7,030	-	1,888
Patents claims at cost on acquisition	10,609	22,434	-	-
Accumulated amortisation	-	(7,007)	-	(463)
	15,779	22,457	-	1,425
	19,221	23,907	-	2,025
Aggregate amortisation allocated, whether recognised as an expense or capitalised as part of the carrying amount of other assets during the year	1,386	1,387	-	104

14. OTHER NON-CURRENT ASSETS

	CONSOLIDATED 2005 $'000	CONSOLIDATED 2004 $'000	COMPANY 2005 $'000	COMPANY 2004 $'000
Deferred research and development costs	-	23,395	-	19,016
Accumulated amortisation	-	-	-	-
	-	23,395	-	19,016
Research and development costs incurred during the year and deferred to future years before crediting any related grants	-	4,280	-	1,995

15. CURRENT PAYABLES

	CONSOLIDATED 2005 $'000	CONSOLIDATED 2004 $'000	COMPANY 2005 $'000	COMPANY 2004 $'000
Trade payables	1,078	3,083	354	1,481
Accrued payables	1,583	2,559	737	1,404
	2,661	5,642	1,091	2,885

	CONSOLIDATED 2005 $'000	CONSOLIDATED 2004 $'000	COMPANY 2005 $'000	COMPANY 2004 $'000
16. CURRENT INTEREST-BEARING LIABILITIES				
Secured:				
Notes payable (i)	6,562	7,243	-	-
Finance lease liability (ii) (note 27)	41	55	41	55
	6,603	7,298	41	55

(i) This loan is denominated in US dollars and is secured by the assets acquired in the purchase of the Epi-Lasik business and all proceeds thereof. Interest is calculated at a rate of 5% p.a. The loan is repayable as follows: USD 1M on 30 June 2005 (subsequently paid), USD 1M on 30 September 2005 and USD 3M on 31 December 2005.

(ii) Secured by the assets leased, the current market value of which exceeds the value of the finance lease liability. These leases are payable at interest rate various interest rates between 6.8 % and 7.2%, payable in monthly instalments over 4 years.

	CONSOLIDATED 2005 $'000	CONSOLIDATED 2004 $'000	COMPANY 2005 $'000	COMPANY 2004 $'000
17. CURRENT PROVISIONS				
Employee benefits (i)	495	260	363	212
Termination costs (i)	131	-	131	-
Surplus lease space (ii) (note 27)	98	98	98	98
	724	358	592	310
(i) The aggregate employee benefit liability recognised and included in the financial statements is as follows: Provision for employee benefits:				
- Current	626	260	494	212
	No.	No.	No.	No.
Number of employees at end of the financial year	43	28	16	22
	$'000	$'000	$'000	$'000
(ii) Surplus Lease space				
Balance at the beginning of the financial year				
- Current	98	42	98	42
- Non current	139	-	139	-
	237	42	237	42
- Reduction arising from payments/other sacrifices of future economic benefit	(98)	(91)	(98)	(91)
- Provision created in respect of the non-cancellable operating lease for office space	-	286	-	286
Balance at the end of the financial year				
- Current	98	98	98	98
- Non current (note 20)	41	139	41	139
	139	237	139	237

	CONSOLIDATED 2005 $'000	CONSOLIDATED 2004 $'000	COMPANY 2005 $'000	COMPANY 2004 $'000
18. NON-CURRENT INTEREST-BEARING LIABILITIES				
Secured:				
Note Payable	-	5,795	-	-
Finance lease liability (i) (note 27)	229	86	229	86
	229	5,881	229	86

(i) Secured by the assets leased, the current market value of which exceeds the value of the finance lease liability. These leases are payable at interest rate various interest rates between 6.8 % and 7.2%, payable in monthly instalments over 4 years.

	CONSOLIDATED 2005 $'000	CONSOLIDATED 2004 $'000	COMPANY 2005 $'000	COMPANY 2004 $'000
19. NON-CURRENT OTHER LIABILITIES				
Unsecured loans from wholly owned controlled entities	-	-	3,103	3,278
20. NON-CURRENT PROVISIONS				
Surplus lease space (notes 17(ii) and 27)	41	139	41	139
21. CONTRIBUTED EQUITY				
Fully paid ordinary shares				
185,741,408 fully paid ordinary shares (2004: 161,041,403)	99,408	85,651	99,408	85,651
	99,408	85,651	99,408	85,651
Other				
Gain arising on issue of shares by subsidiary to outside shareholders	11,540	10,074	-	-
	110,948	95,725	99,408	85,651

	COMPANY 2005 No. '000	COMPANY 2005 $ '000	COMPANY 2004 No. '000	COMPANY 2004 $ '000
Fully Paid Ordinary Shares				
Balance at beginning of financial year	161,041	85,651	125,143	58,523
Shares issued				
- cash	16,700	8,362	28,807	24,717
- non-cash	8,000	5,640	-	-
Partly paid ordinary shares now fully paid	-	-	7,091	2,411
Share issue costs	-	(245)	-	-
Balance at end of financial year	185,741	99,408	161,041	85,651

Fully paid ordinary shares carry one vote per share and carry the right to dividends.

21. CONTRIBUTED EQUITY (cont'd)

	COMPANY 2005		COMPANY 2004	
	No. '000	$ '000	No. '000	$ '000
Partly Paid Ordinary Shares				
Balance at beginning of financial year	-	-	7,091	2,411
Partly paid ordinary shares now fully paid	-	-	(7,091)	(2,411)
Balance at end of financial year	-	-	-	-

Partly paid ordinary shares carry one vote per share but do not carry the right to dividends.

Share Options

Details of the employee option plan are contained in note 6 to the financial statements and details of directors holdings are contained in note 34(c) to the financial statements.

22. ACCUMULATED LOSSES

	CONSOLIDATED 2005 $'000	CONSOLIDATED 2004 $'000	COMPANY 2005 $'000	COMPANY 2004 $'000
Balance at beginning of financial year	(42,283)	(27,362)	(27,417)	(18,456)
Net loss	(49,539)	(14,921)	(32,813)	(8,961)
Transfer from capital reserve	(57)	-	-	-
Outside equity interest share of accumulated losses (note 24)	1,445	-	-	-
Dividends provided or paid	-	-	-	-
Balance at end of financial year	(90,434)	(42,283)	(60,230)	(27,417)

23. RESERVES

	CONSOLIDATED 2005 $'000	CONSOLIDATED 2004 $'000	COMPANY 2005 $'000	COMPANY 2004 $'000
Capital Reserve				
Balance at the beginning of the financial year	(57)	(57)	-	-
Transfer of capital reserve to accumulated losses	57	-	-	-
Balance at the end of the financial year	-	(57)	-	-

24. OUTSIDE EQUITY INTEREST

	CONSOLIDATED 2005 $'000	CONSOLIDATED 2004 $'000
Outside equity interests in controlled entities comprises:		
Contributed equity	4,804	4,705
Share issue costs	(366)	(370)
Share of losses assumed by outside equity interests (note 21)	(1,445)	-
Share of losses relinquished to group	227	-
Share of current year loss	(1,566)	-
	1,654	4,335

25. EARNINGS PER SHARE

	2005 Cents per share	2004 Cents per share
Basic and diluted earnings per share	(28.85)	(10.90)

	2005 No.	2004 No.
The weighted average number of ordinary shares on issue during the financial year used in the calculation of basic earnings per share and diluted earnings per share	171,728,526	136,775,914

All options on issue during the year are considered potential ordinary shares and are therefore excluded from the weighted average number of ordinary shares used in the calculation of basic earnings per share.

All options on issue during the year are considered potential ordinary shares for the purposes of calculating diluted earnings per share. Potential ordinary shares that are not dilutive are excluded from the calculation of weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share.

	2005 $'000	2004 $'000
Earnings used in the calculation of basic earnings per share and diluted earnings per share reconciles to the net profit in the statement of financial performance as follows:		
Net loss	49,539	14,921
Net loss used in the calculation of basic earnings per share and diluted earnings per share	49,539	14,921

	2005 No	2004 No.
The following potential ordinary shares are not dilutive and are therefore excluded from the weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share:		
Options – Ordinary shares	7,850,000	27,391,569

26. COMMITMENTS FOR EXPENDITURE

	CONSOLIDATED		COMPANY	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000

(a) *Lease Commitments*
Finance lease liabilities and non-cancellable operating lease commitments are disclosed in note 27 to the financial statements.

(b) *Other Expenditure Commitments*

	CONSOLIDATED 2005 $'000	CONSOLIDATED 2004 $'000	COMPANY 2005 $'000	COMPANY 2004 $'000
Expenditure commitments relating to research projects				
Not longer than 1 year	824	1,405	266	595
Longer than 1 year and not longer than 5 years	328	73	-	73
Longer than 5 years	-	-	-	-
	1,152	1,478	266	668

27. LEASES

Finance Leases

Leasing Arrangements

Finance leases relate to motor vehicles with lease terms of 4 years. The consolidated entity has the option to purchase the vehicles for a nominal amount at the conclusion of the lease arrangements.

	CONSOLIDATED		COMPANY	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Minimum Future Lease Payments				
- Not later than 1 year	59	64	59	64
- Later than 1 year but not later than 5 years	257	99	257	99
Minimum lease payments	316	163	316	163
Less future finance charges	(46)	(22)	(46)	(22)
Present value of minimum lease payments	270	141	270	141
Included in the financial statements as:				
Current interest bearing liabilities (note 16)	41	55	41	55
Non-current interest bearing liabilities (note 18)	229	86	229	86
	270	141	270	141

Operating Leases

Leasing Arrangements

The operating leases are non-cancellable operating leases over various items of office equipment and leases over office/warehouse facility. The Australian office lease is for three years with a further option periods of three years. The company's bankers issued a bank guarantee in favour of the landlord which is secured by part of the cash on deposit. The operating lease contract contains a market review clause in the event that the company exercises its option to renew. The company does not have an option to purchase any of the assets subject to an operating lease at the completion of the lease term.

	CONSOLIDATED		COMPANY	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Non-cancellable operating leases.				
- Not later than 1 year	480	377	372	377
- Later than 1 year but not later than 5 years	520	558	186	558
	1,000	935	558	935
In respect of the non-cancellable operating leases for office space the following provisions have been recognised:				
Current provisions (note 17)				
Surplus lease space	98	98	98	98
Non-current provisions (note 20)				
Surplus lease space	41	139	41	139
	139	237	139	237

28. CONTINGENT LIABILITIES

Royalties:

(a) During 1994, Electrospect, Inc. ("Electrospect") (formerly Transmedica International, Inc. which was acquired by the company on 23 December 1999) paid a licensing fee to Massachusetts General Hospital for a patent rights license agreement. The licence fee, net of accumulated amortisation, is included on the statement of financial position as patent costs. Under the terms of the agreement, Electrospect, Inc. will be required to pay additional royalties on products sold which are covered by the patent right. The directors consider that no royalties are due and payable as at 30 June 2005. Such royalties are to be computed at 5% of the net sales price in the case of products subject to exclusive licence and 2.5% for products non-exclusively licensed and 1% of the net sales price in the case of certain other products.

(b) On 14 June 2000, Norwood Abbey Limited entered into an agreement with University of Arkansas Medical Services ("UAMS") to amend the royalty agreement between Electrospect, Inc. and UAMS dated 19 December 1994. This agreement provides for a maximum royalty at the rate of 2.5% of the net sales of devices manufactured for the withdrawal of blood or the delivery of local topical anaesthesia using a laser device (capped at $1,000,000 per annum). If a royalty is payable to a third party then the 2.5% rate shall be reduced by the percentage royalty payable to such a third party except that the royalty rate payable to UAMS shall never be less than 1.0%. The directors consider that no royalties are due and payable as at 30 June 2005.

(c) On 17 June 2003, Norwood Immunology Limited entered into an agreement with Monash University. Under the terms of the agreement a royalty is payable to Monash University on income, from commercial sales or sublicense payments received by Norwood Immunology Limited from the commercial exploitation of the technology purchased from Monash University. The royalty rate varies between 7.5% and 3.5% depending on the number of additional licences payable to third parties.

(d) On 27 June 2003, Norwood Immunology Limited entered into an agreement with Associate Professor Richard Boyd. Under the terms of the agreement a royalty of 2.5% is payable to Dr. Boyd and his laboratory on income from commercial sales or sublicense payments received by Norwood Immunology Limited from the commercial exploitation of existing technology developed. In addition, Dr. Boyd and his laboratory are entitled to 7.5% of license fees, royalties and milestone payments received by the company from the commercialisation of any new technology.

(e) On 27 April 2004, Sightrate B.V. entered into an exclusive licence agreement with FOS Holdings S.A. a Luxembourg corporation. Under the terms of this agreement a royalty of 10% is payable to FOS Holdings S.A., for a period of 20 years, on net sales from agreed products whose manufacture or sale is covered by a valid patent claim in the country of manufacture or sale. In addition a royalty of 8% is payable, for a period of 10 years, on net sales of agreed products whose manufacture or sale is not covered by a valid patent claim in the country of manufacture or sale.

(f) Other royalty obligations are considered not to be material on the basis that such obligations will either have expired prior to the first commercial sale, are capped at amounts which are not material or are predicated upon sales through particular distribution channels in respect of which Norwood Abbey Ltd has no obligation to sell.

Licence agreement:

(g) On 22 December 2000 the company entered into an agreement with Monash University for a worldwide exclusive licence to exploit technology licensed from Monash University. This agreement has since been superseded by an agreement signed on 17 June 2003. In terms of this licence the company has agreed to pay an amount up to a maximum of $650,000 contingent on meeting various regulatory approvals.

(h) On 27 April 2004, Sightrate B.V entered into an exclusive licence agreement with FOS Holding S.A. a Luxembourg corporation. Under the terms of the agreement Sightrate B.V. will pay FOS Holdings S.A. a non-refundable, non-creditable milestone payment of US$ 750,000. The timing of the payment is dependent on reaching certain Net Sales targets. A second non-refundable, non-creditable milestone payment of US$ 750,000 is payable on the first anniversary of the milestone listed above.

29. SUBSEQUENT EVENTS

Since the end of the financial year the company has raised $13,300,000 from the issue of unlisted Convertible Notes. The Notes are spilt into two equal tranches, with the first payable in two years, with an interest rate of 3.5% per annum and the second payable in three years, with an interest rate of 4.5% per annum. Both tranches are convertible into Norwood Abbey Limited shares at a conversion price of $0.42 during the term or 10% of VWAP at maturity. Attached to the notes are 8,355,000 options, exercisable at $0.65 that expire at the end of four years. A holding lock or equivalent mechanism is in place over that number of Norwood Immunology Limited shares held by the company to ensure that the aggregate number of ordinary shares held in the subsidiary must not be less then the outstanding balance of the note. The company has the option to transfer Norwood Immunology Limited shares in event of default. The company intends to use the funds to meet all remaining obligations to CIBA Vision under the EyeCare purchase agreement, an expansion of production of EyeCare products and additional cost reductions, with the remainder of the funds intended to provide working capital. Other then the matters noted there has not been any other matter or circumstance that has arisen since the end of the financial year, that has significantly affected, or may significantly affect, the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

30. SEGMENT INFORMATION

Segment information has been prepared and is presented in accordance with revised AASB 1005 'Segment Reporting'.

Segment Revenues

	External Sales		Inter-segment		Other		Total	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Devices Division	2,196	1,575	-	-	32	-	2,228	1,575
Immunology Division	-	-	-	-	442	-	442	-
Other	-	-	-	-	-	-	-	-
Total of all segments	2,196	1,575	-	-	474	-	2,670	1,575
Eliminations							-	-
Unallocated							1,121	359
Consolidated							3,791	1,934

Segment results

	2005 $'000	2004 $'000
Devices Division	(34,085)	(4,488)
Immunology Division	(9,608)	(4,467)
Total of all segments	(43,693)	(8,955)
Eliminations	600	-
Unallocated	(8,012)	(5,966)
Loss from ordinary activities before income tax expense	(51,105)	(14,921)
Income tax expense relating to ordinary activities	-	-
Loss from ordinary activities after related income tax expense	(51,105)	(14,921)
Net Loss	(51,105)	(14,921)

30. SEGMENT INFORMATION (cont'd)

Segment assets and liabilities

	Assets		Liabilities	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Devices Division	16,320	44,176	7,676	14,269
Immunology Division	14,185	19,928	1,446	2,424
Other	-	-	-	-
Total of all segments	30,505	64,104	9,122	16,693
Eliminations	-	-	-	-
Unallocated	1,921	12,934	1,136	2,625
Consolidated	32,426	77,038	10,258	19,318

Other segment information

	Devices Division		Immunology Division	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Acquisition of segment assets	1,115	18,732	497	16,152
Depreciation and amortisation of segment assets	2,046	1,548	213	-
Write-down of research and development cost	19,585	-	6,116	-
Write-down of patent costs	6,421	-	-	-

Geographical Segment Information

Geographical Segment	External Sales		Segment Assets		Acquisition of segment Assets	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Asia	442	1,168	116	794	-	794
North America	407	407	3,166	7,829	221	3,045
Australia	60	-	14,137	43,500	894	19,064
Europe	1,053	-	11,633	11,981	-	11,981
Middle East	234	-	85	-	-	
Unallocated	-	-	3,289	12,934	-	5,533
Consolidated	2,196	1,575	32,426	77,038	1,115	40,417

31. NOTES TO THE STATEMENT OF CASH FLOWS

(a) Reconciliation of cash

For the purposes of the statement of cash flows, cash includes cash on hand and in banks. Cash at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the statement of financial position as follows:

	CONSOLIDATED		COMPANY	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Cash	7,862	23,294	905	11,865

31. NOTES TO THE STATEMENT OF CASH FLOWS (cont'd)

	CONSOLIDATED 2005 $'000	CONSOLIDATED 2004 $'000	COMPANY 2005 $'000	COMPANY 2004 $'000
(b) Businesses acquired				
During the 2004 financial year, one business and two entities were acquired. Details of the acquisition are as follows:				
Consideration (note 28h)				
Cash	-	2,285	-	41
Notes payables	-	12,243	-	-
	-	14,528	-	41
Fair value of net assets acquired				
Current assets:				
Cash	-	67	-	33
Inventory	-	2,720	-	-
Non-current assets:				
Plant & equipment	-	272	-	-
Intangibles	-	11,459	-	-
Other	-	10	-	8
Net assets acquired	-	14,528	-	41
Net cash outflow on acquisition				
Cash consideration	-	2,285	-	41
Less cash balances acquired	-	(67)	-	(33)
	-	2,218	-	8
(c) Reconciliation of loss from ordinary activities after related income tax to net cash flows from operating activities				
Loss from ordinary activities after related income tax	(51,105)	(14,921)	(32,813)	(8,961)
Depreciation and amortisation of non-current assets	2,600	1,637	1,056	347
Unrealised foreign exchange loss/(gain)	(764)	645	800	(75)
(Gain)/Loss on disposal of equipment	(5)	(5)	(5)	(5)
Patent write-off	6,459	-	1,654	-
Net realisable value write-down	724	-	594	-
Research and development write-off	25,701	-	19,585	-
Investment write-down	-	-	-	-
Receivables write-down	-	-	523	-
Changes in net assets and liabilities, net of the effects of purchase of subsidiaries:				
(Increase)/decrease in current receivables	715	(1,399)	(647)	25
(Increase)/decrease in inventory	(120)	(2,975)	(59)	(843)
(Increase)/decrease in current prepayments	(245)	(232)	(144)	55
Increase/(decrease) in current creditors	(3,265)	5,689	(2,903)	1,345
Increase/(decrease) in provisions	268	234	184	198
Net cash used in operating activities	(19,037)	(11,327)	(12,175)	(7,914)

31. NOTES TO THE STATEMENT OF CASH FLOWS (cont'd)

	CONSOLIDATED 2005 $'000	CONSOLIDATED 2004 $'000	COMPANY 2005 $'000	COMPANY 2004 $'000
(d) Financing facilities				
Lease finance facility, reviewed annually				
- amount used	283	163	283	163
- amount unused	67	187	67	187
	350	350	350	350
Equity line facility				
- amount used	-	-	-	-
- amount unused	20,000	20,000	20,000	20,000
	20,000	20,000	20,000	20,000

32. CONTROLLED ENTITIES

Name of Entity	Country Of Incorporation	Ownership Interest 2005 %	Ownership Interest 2004 %
Parent Entity			
Norwood Abbey Limited (i)	Australia		
Controlled Entities			
Norwood Immunology Ltd	Australia	83.70	82.67
Norwood Immunology, Inc.	U.S.A.	100	100
Norwood Devices Pty Ltd (ii)	Australia	100	100
Controlled Entity			
Norwood EyeCare Pty Ltd (ii)	Australia	100	100
Norwood Abbey, Inc.	U.S.A.	100	100
Eliza, Inc.	U.S.A.	100	100
Electrospect, Inc.	U.S.A.	100	100
Sightrate B.V.	Netherlands	100	100
Spectral BioSystems, Inc.	U.S.A.	100	100
Norwood Lasers U.K.	U.K.	100	100

(i) Norwood Abbey Limited is the head entity within the tax-consolidated group.
(ii) This company is a member of the tax-consolidated group.

33. FINANCIAL INSTRUMENTS

a) Significant Accounting Policies

Details of significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which revenues and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 1 to the financial statements.

b) Credit Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the consolidated entity. The consolidated entity has adopted the policy of only dealing with creditworthy counterparties. The consolidated entity measures credit risk on a fair value basis.

The consolidated entity does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics.

The carrying amount of financial assets recorded in the financial statements, net of any provisions for losses, represents the company's maximum exposure to credit risk without taking account of the value of any collateral or other security obtained.

c) Net Fair Value

The carrying amount of financial assets and financial liabilities recorded in the financial statements represents their respective net fair values, determined in accordance with the accounting policies disclosed in note 1 to the financial statements, with the exception of the investment held by the company in Norwood Immunology Limited which is valued at cost refer note 11.

d) Foreign currency risk

Since a proportion of the consolidated entity's operating expenditure is incurred in US dollars and British pounds, the consolidated entity is vulnerable to exchange rate fluctuations between the US dollar and British pound, and the Australian dollar. The company currently does not hedge against this exposure.

33. FINANCIAL INSTRUMENTS (cont'd)

e) Interest Rate Risk

The following table details the consolidated entity's exposure to interest rate risk as at 30 June 2005.

	Average Interest Rate	Variable Interest Rate	Fixed Interest Rate Maturity: Less than 1 Year	Fixed Interest Rate Maturity: 1 to 5 Years	Fixed Interest Rate Maturity: More than 5 Years	Non-Interest Bearing	Total
2005	%	$'000	$'000	$'000	$'000	$'000	$'000
Financial Assets							
Cash	5	7,862	-	-	-	-	7,862
Receivables	-	-	-	-	-	725	725
Other	-	-	-	-	-	714	714
		7,862	-	-	-	1,439	9,301
Financial Liabilities							
Accounts payable	-	33	-	-	-	2,628	2,661
Finance lease	7	-	41	229	-	-	270
Employee benefits	-	-	-	-	-	626	626
Notes Payable	5	-	6,562	-	-	-	6,562
		33	6,603	229	-	3,254	10,119
2004							
Financial Assets							
Cash	5	23,294	-	-	-	-	23,294
Receivables	-	-	-	-	-	1,570	1,570
Other	-	-	-	-	-	469	469
		23,294	-	-	-	2,039	25,333
Financial Liabilities							
Accounts payable	16	21	-	-	-	5,621	5,642
Finance lease	7	-	55	86	-	-	141
Employee benefits	-	-	-	-	-	260	260
Notes Payable	5	-	7,243	5,795	-	-	13,038
		21	7,298	5,881	-	5,881	19,081

34. RELATED PARTY DISCLOSURES

a) Equity Interests in Controlled Entities

Details of the percentage of ordinary shares held in controlled entities are disclosed in note 32 to the financial statements.

b) Specified directors and specified executive's remuneration

Details of specified directors' and specified executive's remuneration are disclosed in note 5 to the financial statements.

34. RELATED PARTY DISCLOSURES (cont'd)

c) *Specified director's and specific executive's equity holdings*

Ordinary shares

	Balance @ 1 July 2004	Granted as remuneration No.	Received on exercise of options No.	Net Other change No.	Balance @ 30 June 2005	Balance held nominally	Issuing Entity (i)
Specified directors							
P.J. Hansen	21,310,000	-	-	-	21,310,000	-	NAL
D.M. Ryan (ii)	4,296,668	-	-	(4,296,668)	-	-	NAL
R.S. Lewis	1,660,000	-	-	-	1,660,000	-	NAL
J.E. Jefferis (ii)	60,000	-	-	(60,000)	-	-	NAL
E.H.S. Wyatt	-	-	-	-	-	-	
R.W. Zahn	-	-	-	-	-	-	
I.W. Hunter	-	-	-	-	-	-	
Specified executives							
B. Romanin	28,000	-	-	-	28,000	-	NAL
R.G. Walmsley	850,000	-	-	-	850,000	-	NAL
J.H. Bell	38,500	-	-	-	38,500	-	NAL
	28,243,168	-	-	(4,356,668)	23,886,500	-	
R.F. Williams	197,368	-	-	-	197,368	-	NIM
R. Scarrott	26,316	-	-	-	26,316	-	NIM
	223,684	-	-	-	223,684	-	

(i) Issuing entity – Norwood Abbey Limited (NAL) and Norwood Immunology Limited (NIM).

(ii) This specified director/executive resigned during the period and accordingly the closing balance for the director/executive has been shown as nil

Share Options

	Bal @ 1 July 2004 No.	Granted as remun-eration No.	Exercised No.	Other change No.	Bal @ 30 June 2005 No.	Bal Vested @ 30 June 2005 No.	Vested but not exercise-able No.	Vested and exercise-able No.	Options vested during the year No.	Issuing Entity (i)
Specified directors										
P.J. Hansen	-	-	-	-	-	-	-	-	-	
D.M. Ryan	-	-	-	-	-	-	-	-	-	
R.S. Lewis	-	-	-	-	-	-	-	-	-	
J.E. Jefferis	-	-	-	-	-	-	-	-	-	
E.H.S. Wyatt	-	50,000	-	-	50,000	50,000	-	50,000	50,000	NAL
R.W. Zahn	-	50,000	-	-	50,000	50,000	-	50,000	50,000	NAL
I.W. Hunter	-	550,000	-	-	550,000	550,000	-	550,000	550,000	NAL
	-	650,000	-	-	650,000	650,000	-	650,000	650,000	
Specified executives										
B. Romanin	1,020,500	-	-	(270,500)	750,000	750,000	750,000	-	-	NAL
R.G. Walmsely	275,600	-	-	(275,600)	-	-	-	-	-	NAL
J.H. Bell	496,200	-	-	(246,200)	250,000	250,000	-	-	-	NAL
	1,792,300	-	-	(792,300)	1,000,000	1,000,000	750,000	-	-	
R.F. Williams	5,746,052	-	-	(1,087,368)	4,658,684	4,658,684	-	-	-	NIM
R. Scarrott	39,474	-	-	863,685	903,159	903,159	-	-	-	
	5,785,526	-	-	(223,683)	5,561,843	5,561,843	-	-	-	

34. RELATED PARTY DISCLOSURES (cont'd)

	CONSOLIDATED		COMPANY	
	2005	2004	2005	2004
	$	$	$	$
d) Other transactions with specified directors				
The operating loss before income tax includes the following items of expense that resulted from transactions with directors or their director-related entities:				
Consultancy fees	129,216	-	129,216	-

During the financial year, Prof. I.W. Hunter, provided consultancy services to the company totalling $107,456 (2004:$36,186) . Prof. I. W. Hunter receives a monthly retainer for providing services as a member of the Scientific Advisory Board.

During the financial year, Lewis Trende, a firm associated with Mr. R.S. Lewis, provided corporate consultancy services to the company totalling $21,760 (2004:nil). Services are provided on an ad hoc basis and charged at commercial hours rates. There is no formal contract in place.

e) *Transactions Within the Wholly-Owned Group*

The wholly owned group includes:

- the ultimate parent entity; and
- the wholly-owned controlled entities.

Amounts receivable from entities in the wholly-owned group are disclosed in note 11 to the financial statements.

During the financial year the ultimate parent entity provided administration services to Norwood Immunology Limited for a total fee of $600,000 (2004 : $750,000). Interest is charged on the outstanding balance at the 90 day bank bill rate.

During the financial year the ultimate parent entity provided administration services to all other entities in the wholly-group for no charge.

f) *Controlling Entities*

The ultimate Australian parent entity and ultimate parent entity in the consolidated entity and the wholly-owned group is Norwood Abbey Limited.

35. IMPACTS OF ADOPTING AUSTRALIAN EQUIVALENTS TO IFRS

Management of the transition to A-IFRS

Norwood Abbey Limited will be required to prepare financial statements that comply with Australian equivalents to International Financial Reporting Standards ("A-IFRS") for annual reporting periods beginning on or after 1 January 2005. Accordingly, Norwood Abbey Limited's first half-year report prepared under A-IFRS will be for the half year-year reporting period ended 31 December 2005, and its first annual financial report prepared under A-IFRS will be for the year ended 30 June 2006.

In 2003, the directors established a project team to plan and manage the transition to A-IFRS. In accordance with the project plan, the transition to A-IFRS is being managed in 3 phases, follows:

- Scoping and impact analysis
- Evaluation and design
- Implementation and review

At the date of this financial report, the entity has substantially completed all three phases of the project plan, including the assessment of accounting policy alternatives on transition to A-IFRS and the determination of the likely impact on the results and financial position of the company and consolidated entity.

The likely impacts of A-IFRS on the results and financial position of the company

The directors have identified the following as being the areas of significant differences affecting the company on adoption of A-IFRS. All amounts disclosed are best estimates only and reflect the directors' accounting policy decisions current at the date of this financial report. Readers of the financial report should note that further developments in A-IFRS (for example, the release of further pronouncements by the Australian Accounting Standards Board and the Urgent Issues Group), if any, may result in changes to the accounting policy decisions made by the directors and, consequently, the likely impacts outlined below.

Reconciliation of net loss for the year ended 30 June 2005	Note	CONSOLIDATED $'000	COMPANY $'000
Net loss from ordinary activities before income tax expense (AGAAP)		(51,105)	(32,813)
Share based payments	cc	(26)	(26)
Research	ff	12,270	7,891
Amortisation of research costs	ff	102	102
Amortisation of Goodwill	ii	210	-
Employee benefits	jj	72	65
Net loss from ordinary activities before income tax expense (A-IFRS)		(38,477)	(24,781)
Reconciliation of equity as at 30 June 2005			
Total equity (AGAAP)		22,168	39,178
Effect on net loss		12,682	8,032
Accumulated losses	cc,ff,jj	(12,608)	(7,942)
Excess on acquisition of minority interest	ii	(2,802)	-
Total equity (A-IFRS)		19,440	39,268

35. IMPACTS OF ADOPTING AUSTRALIAN EQUIVALENTS TO IFRS (cont'd)

aa) Income tax

Deferred taxes are measured by reference to the temporary differences determined as the difference between the carrying amount and tax base of assets and liabilities recognised in the balance sheet. Tax losses are recognised based on a "probable" recognition criteria. The adoption of A-IFRS will result in the recognition of tax losses to the extent of deferred tax liabilities. The cumulative effect of this adjustment on accumulated losses is nil.

bb) Plant and equipment

Plant and equipment is currently recorded at historical cost net of depreciation. A review of the current plant & equipment has indicated that cost currently recorded meet the recognition requirements of AASB 116. On this basis the existing cost will be retained and no adjustment will result on the adoption of A-IFRS.

cc) Share-based payments

Equity-settled share based payments in respect of equity instruments issued after 7 November 2002 that were unvested as at 1 January 2005 are measured at fair value at grant date. The fair value determined at grant date of equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the estimated number of equity instruments that will vest.

The impact of this change in accounting policy will result in an increase in accumulated losses at 1 July 2004 amounting to $356,000 for the group and $65,000 for the company and an increase in the employee expense for the year ended 30 June 2005 amounting to $26,000 for the group and $26,000 for the company.

dd) Revenue form ordinary activities

Although not impacting the net profit of the company and the consolidated entity, the adoption of A-IFRS will result in a number of transactions being recorded on a net rather then a gross basis, such as the profit and loss on sale of plant and equipment.

ee) Accumulated losses

With limited exception the entity will be required to recognise adjustments on first time adoption of A-IFRS directly in retained earnings at the date of transition to A-IFRS. The accumulative effect of these adjustments for the consolidated entity will be an increase to accumulated losses of $12,608,000 for the group and $7,942,000 for the company at 1 July 2004.

ff) Research costs

The adoption of A-IFRS will result in the derecognition of capitalised research costs. As a consequence, there will be a decrease to net loss of $12,270,000 in the group (company $7,891,000) for the year ended 30 June 2005 as the research cost are derecognised on transition. A further decrease in net loss of $101,700 will also arise for the year ended 30 June 2005, relating to the reversal of six months amortisation of research costs.

35. IMPACTS OF ADOPTING AUSTRALIAN EQUIVALENTS TO IFRS (cont'd)

gg) Impairment of assets

Non-current assets are written down to recoverable amount when the asset's carrying amount exceeds recoverable amount. Historically Norwood Abbey Limited has not discounted cash flows in determining the recoverable amount of its non-current assets.

Under A-IFRS, both current and non-current assets are tested for impairment. In addition, A-IFRS has a more prescriptive impairment test, and requires discounted cash flows to be used where value in use is used to assess recoverable amount. However, an asset cannot be written down below their fair value. The company has completed the impairment testing of all intangible assets and concluded that no further adjustment is required to the total recorded at transition.

hh) Business combinations

Norwood Abbey Limited did not acquire any business or entities for the financial year ended 30 June 2005. On initial adoption of A-IFRS the directors have elected not to restate business combinations that occurred before 1 July 2004.

ii) Goodwill

On transition, the adoption of A-IFRS will not significantly impact the carrying amount of goodwill as the directors have decided not to restate past business combinations (refer to the business combinations note). Under A-IFRS, goodwill is not subject to amortisation, but must be tested for impairment annually and whenever there is an indication that goodwill may be impaired. As a result amortisation expense will decrease by $210,000 (company: $nil) for the financial year ended 30 June 2005.

Goodwill arising on the purchase of additional securities in a controlled entity in the year ended 30 June 2005 will not be recognised as an asset under A-IFRS but rather as a reduction in equity. Goodwill and equity will be reduced by $2,802,000.

jj) Employee Entitlements

Under current Australian Accounting Standards, annual leave entitlements are reflected as a current liability at their undiscounted value in the statement of financial position. Under AASB 119 Employee Benefits, employee entitlement not expected to be settled within 12 months are required to be discounted to their present value at balance sheet date.

The impact of this change in accounting policy will result in a decrease in accumulated losses at 1 July 2004 amounting to $18,000 for the group and $14,000 for the company and a reduction in the employee entitlement expense for the year ended 30 June 2005 amounting to $72,000 for the group and $65,000 for the company.

35. IMPACTS OF ADOPTING AUSTRALIAN EQUIVALENTS TO IFRS (cont'd)

kk) Financial Instruments

The directors have elected to apply AASB 132 "Financial Instruments : Disclosure and Presentation" and AASB 139 "Financial Instruments: Recognition and Measurement" from 1 July 2005. Accordingly, there are no quantitative impacts on the 30 June 2005 financial statements.

The directors have determined the classification that will apply to the various financial assets and financial liabilities, other than derivatives, held by the company and consolidated entity from 1 July 2005. Under A-IFRS, financial assets must be categorised as either at fair value through profit or loss, loans and receivables, held-to-maturity, or as available-for-sale. Financial liabilities must be categorised as either at fair value through profit or loss or as other financial liabilities. The directors have not yet determined the effects, if any, on the adoption of AASB 132 and AASB 139.

ADDITIONAL STOCK EXCHANGE INFORMATION

(AS AT 31 AUGUST 2005)

Fully Paid Ordinary Shares

- 185,741,408 fully paid ordinary shares are held by 4,366 individual shareholders.

  All issued ordinary shares carry one vote per share.

Options

- 7,850,000 options are held by 11 individual option holders.

  Options do not carry a right to vote.

Distribution Of Holders Of Equity Securities

			Fully Paid Ordinary Shares	Options
1	-	10,000	3,115	-
10,001	-	20,000	587	-
20,001	-	50,000	441	3
50,001	-	9,999,999,999	223	8
			4,366	11

Substantial Shareholders

	Fully Paid	
Ordinary Shareholders	Number	Percentage
ANZ Nominees Limited	22,860,266	12.31
National Nominees Limited	19,629,580	10.57
Barloma Nominees Pty Ltd	18,200,000	9.80
Westpac Custodian Nominees Ltd	17,023,359	9.17
	77,713,205	41.85

Fully paid ordinary shares carry one vote per share and carry the right to dividends.

ADDITIONAL STOCK EXCHANGE INFORMATION

(AS AT 30 JULY 2005)

Twenty Largest Holders Of Quoted Equity Securities

Ordinary Shareholders	Fully Paid Number	Fully Paid Percentage
ANZ NOMINEES LIMITED	22,860,266	12.31%
NATIONAL NOMINEES LIMITED	19,629,580	10.57%
BARLOMA NOMINEES PTY LTD	18,200,000	9.80%
WESTPAC CUSTODIAN NOMINEES	17,023,359	9.17%
J P MORGAN NOMINEES AUSTRALIA	8,053,289	4.34%
LINK TRADERS (AUST) PTY LTD	3,310,000	1.78%
CITICORP NOMINEES PTY LIMITED	2,877,645	1.55%
INDIRA ENTERPRISES PTY LTD	2,504,890	1.35%
BEVILLESTA PTY LTD	2,466,668	1.33%
MR PETER JOHN HANSEN	2,260,000	1.22%
ROXTRUS PTY LTD	2,225,000	1.20%
ROVNO PTY LTD	2,081,284	1.12%
CIBA VISION AG	2,000,000	1.08%
CIBA VISION AG	2,000,000	1.08%
BEVILLESTA PTY LTD	2,000,000	1.08%
TAP PHARMACEUTICAL PRODUCTS INC	1,644,471	0.89%
BEVILLESTA PTY LTD	1,615,000	0.87%
DORVELL PTY LTD	1,373,268	0.74%
PINTA PTY LTD	1,300,000	0.70%
LABARGE INCORPORATED	1,150,000	0.62%
	116,574,720	62.80%

Company Secretary
Mr J.H. Bell

Principal Registered Office

Level 7
470 Collins Street
MELBOURNE VIC 3000
Tel: (03) 9629 4277

Principal Administration Office

63 Wells Road
CHELSEA HEIGHTS VICTORIA 3196
Tel: (03) 9782 7333

Share Registry

Computershare Investor Services Pty Limited
Yarra Falls
452 Johnston Street
ABBOTSFORD VIC 3067
Tel: (03) 9415 5000

Stock Exchange Listings

Norwood Abbey Limited's ordinary shares are quoted by the Australian Stock Exchange Limited.

NORWOOD ABBEY LIMITED

RESULTS FOR ANNOUNCEMENT TO THE MARKET

FOR THE YEAR ENDED 30 JUNE 2005

		Percentage change		$'000
Revenue from ordinary activities	up	96%	to	3,791
Loss from ordinary activities after tax attributable to members	up	232.01%	to	49,539
Profit (loss) from extraordinary items after tax attributable to members		gain(loss) of		NIL
Net loss for the period attributable to members	up	232.01%	to	49,539

Dividends	Amount per security	Franked amount per security
Interim dividend	Nil	Nil
Previous corresponding period	Nil	Nil
Record date for determining entitlements to the dividend	Not applicable	

	As at 30 June 2005	As at 30 June 2004
Net Tangible Assets Per Security	$0.02	$0.21

Brief explanation of the figures reported above:

Earning per share for the year ended 30 June 2005 is a loss $0.29 (30 June 2004 a loss $0.11). For further explanation of the reported figures see the attached financial statements and Directors declaration, which has been subject to review by Norwood Abbey Limited independent auditors.

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme: **Norwood Abbey Ltd.**

ACN/ARSN: 085 162 456

1. Details of substantial holder (1)
Name: Oppenheimer Funds Inc, a member of the MassMutual Financial Group (Massachusetts Mutual Life Insurance Co. and Subsidiaries)

ACN/ARSN (if applicable): Not Applicable

The holder became a substantial holder on: 09/07/2005

2. Details of voting power
The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities Person's votes (5)	Person's votes (5)	Voting power (6)
Common Stock	9,305,000	9,305,000	5.01%

3. Details of relevant interests
The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of Relevant Interest	Nature of Relevant Interest (7)	Class and Number of Securities
Oppenheimer International Small Company Fund	Investment Management	Common- 9,305,000

4. Details of present registered holders
The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Oppenheimer International Small Company Fund			Common- 9,305,000

5. Consideration
The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)	Class and number of securities
Oppenheimer International Small Company Fund	See attached Annexure A	See attached Annexure A	Common- 9,305,000

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Oppenheimer International Small Company Fund	Mutual Fund advised by reporter

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Oppenheimer Funds Inc, a member of the MassMutual Financial Group (Massachusetts Mutual Life Insurance Co. and Subsidiaries)	2 World Financial Center 225 Liberty Street New York, NY 10080 USA

Signature

Print name BRIAN DVORAK capacity VP - COMPLIANCE

Sign here [signature] date 9.9.2005

Annexure A
Norwood Abbey Ltd. ACN# 085 162 456
This is annexure form A of 2 pages in form 603 Notice of Initial Substantial Holder

Purchase/Sale - Specified Cusip

May 7, 2005 *through* *September 7, 2005*

Update filter for cusip before running. CU = xxxxxxxx

Fund	Security Number	Security Desc	Tran Code	Cost	Principal	Shares/Par	Trade Date	Settle Date	Entry Date	Broker Executing	Price (Base)	Price (Local)	Memo Number
815	6268017	NORWOOD ABBEY LTD	BUY	3,099.20	(3,099.20)	9,000.00	05/09/2005	05/12/2005	05/09/2005	FBE	$ 0.3435	$ 0.4450	13659337
815	6268017	NORWOOD ABBEY LTD	BUY	7,569.84	(7,569.84)	23,600.00	05/10/2005	05/13/2005	05/10/2005	FBE	$ 0.3464	$ 0.4463	13669451
815	6268017	NORWOOD ABBEY LTD	BUY	2,569.61	(2,569.61)	7,696.00	05/11/2005	05/16/2005	05/11/2005	FBE	$ 0.3331	$ 0.4580	13677169
815	6268017	NORWOOD ABBEY LTD	BUY	5,320.29	(5,320.29)	16,000.00	05/12/2005	05/17/2005	05/12/2005	FBE	$ 0.3317	$ 0.4331	13685044
815	6268017	NORWOOD ABBEY LTD	BUY	4,273.99	(4,273.99)	13,000.00	05/13/2005	05/18/2005	05/13/2005	FBE	$ 0.3279	$ 0.4312	13698027
815	6268017	NORWOOD ABBEY LTD	BUY	7,199.28	(7,199.28)	21,000.00	05/16/2005	05/19/2005	05/16/2005	FBE	$ 0.3420	$ 0.4524	13709255
815	6268017	NORWOOD ABBEY LTD	BUY	5,469.31	(5,469.31)	16,000.00	05/17/2005	05/20/2005	05/17/2005	FBE	$ 0.3410	$ 0.4513	13716899
815	6268017	NORWOOD ABBEY LTD	BUY	5,382.36	(5,382.36)	15,000.00	05/18/2005	05/23/2005	05/18/2005	FBE	$ 0.3579	$ 0.4700	13726368
815	6268017	NORWOOD ABBEY LTD	BUY	103,722.64	(103,722.64)	284,814.00	05/19/2005	05/24/2005	05/19/2005	JFI	$ 0.3633	$ 0.4795	13734520
815	6268017	NORWOOD ABBEY LTD	BUY	12,668.50	(12,668.50)	50,000.00	08/12/2005	08/17/2005	08/12/2005	JFI	$ 0.2527	$ 0.3270	14318923
815	6268017	NORWOOD ABBEY LTD	BUY	14,590.62	(14,590.62)	60,000.00	08/15/2005	08/18/2005	08/15/2005	JFI	$ 0.2427	$ 0.3158	14327337
815	6268017	NORWOOD ABBEY LTD	BUY	12,298.03	(12,298.03)	50,000.00	08/16/2005	08/19/2005	08/16/2005	JFI	$ 0.2455	$ 0.3190	14329971
815	6268017	NORWOOD ABBEY LTD	BUY	14,544.86	(14,544.86)	60,000.00	08/17/2005	08/22/2005	08/17/2005	JFI	$ 0.2419	$ 0.3181	14343802
815	6268017	NORWOOD ABBEY LTD	BUY	17,828.71	(17,828.71)	75,000.00	08/18/2005	08/23/2005	08/18/2005	JFI	$ 0.2372	$ 0.3150	14348097
815	6268017	NORWOOD ABBEY LTD	BUY	29,016.75	(29,016.75)	125,000.00	08/19/2005	08/24/2005	08/19/2005	JFI	$ 0.2317	$ 0.3084	14357223
815	6268017	NORWOOD ABBEY LTD	BUY	24,088.54	(24,088.54)	100,000.00	08/22/2005	08/25/2005	08/22/2005	JFI	$ 0.2404	$ 0.3185	14365462
815	6268017	NORWOOD ABBEY LTD	BUY	4,780.63	(4,780.63)	20,000.00	08/23/2005	08/26/2005	08/23/2005	JFI	$ 0.2364	$ 0.3156	14378646
815	6268017	NORWOOD ABBEY LTD	BUY	18,320.27	(18,320.27)	80,000.00	08/24/2005	08/29/2005	08/24/2005	JFI	$ 0.2284	$ 0.3022	14379350
815	6268017	NORWOOD ABBEY LTD	BUY	6,850.80	(6,850.80)	30,000.00	08/25/2005	08/30/2005	08/25/2005	JFI	$ 0.2278	$ 0.3000	14387905
815	6268017	NORWOOD ABBEY LTD	BUY	9,550.65	(9,550.65)	40,000.00	08/26/2005	08/31/2005	08/26/2005	JFI	$ 0.2382	$ 0.3150	14396997
815	6268017	NORWOOD ABBEY LTD	BUY	12,147.95	(12,147.95)	50,000.00	08/29/2005	09/01/2005	08/29/2005	JFI	$ 0.2424	$ 0.3220	14412047
815	6268017	NORWOOD ABBEY LTD	BUY	87,806.58	(87,806.58)	320,000.00	08/30/2005	09/02/2005	08/30/2005	JFI	$ 0.2737	$ 0.3659	14413897
815	6268017	NORWOOD ABBEY LTD	BUY	46,629.88	(46,629.88)	165,000.00	08/31/2005	09/05/2005	08/31/2005	JFI	$ 0.2819	$ 0.3736	14427611
815	6268017	NORWOOD ABBEY LTD	BUY	35,560.02	(35,560.02)	124,076.00	09/01/2005	09/06/2005	09/01/2005	JFI	$ 0.2859	$ 0.3753	14416857
815	6268017	NORWOOD ABBEY LTD	BUY	65,014.49	(65,014.49)	203,924.00	09/02/2005	09/07/2005	09/02/2005	JFI	$ 0.3149	$ 0.4113	14447246
815	6268017	NORWOOD ABBEY LTD	BUY	142,932.18	(142,932.18)	395,000.00	09/05/2005	09/08/2005	09/06/2005	JFI	$ 0.3610	$ 0.4714	14456250
815	6268017	NORWOOD ABBEY LTD	BUY	82,932.72	(82,932.72)	228,666.00	09/06/2005	09/09/2005	09/06/2005	JFI	$ 0.3618	$ 0.4710	14456249
815	6268017	NORWOOD ABBEY LTD	BUY	43,000.74	(43,000.74)	126,334.00	09/07/2005	09/12/2005	09/07/2005	JFI	$ 0.3395	$ 0.4431	14463918
			Sub Total	825,169.44	-825,169.44	2,709,310.00							
			Grand Total	825,169.44	-825,169.44	2,709,310.00							

Signed: ______________ Date: 9-7-2005

Printed on 09/09/2005 at 9:11 AM

N O R W O O D A B B E Y

Norwood Abbey Limited
ABN 20 085 162 456

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2555
www.computershare.com

30 September 2005

Dear Shareholder,

Enclosed is a Notice of Meeting and accompanying Explanatory Statement which details the business of an Extraordinary General Meeting of Norwood Abbey Limited (**Company**) to be held at Dingley International Hotel, 334 - 348 Boundary Road Dingley, Victoria at 11.00am on Friday 4th November 2005.

At the extraordinary general meeting of the Company held on 30 June 2005 (**30 June EGM**), Shareholders passed a resolution authorising the Company to issue up to A$6 million worth of Shares to three institutional investors in the United States. Since the 30 June EGM, the Company has negotiated and agreed an alternative arrangement with two of those three investors, to now provide the Company with capital under an issue of convertible notes and options.

One tranche of convertible notes and options has already been issued by the Company, raising a total of $US5 million from the notes (**Tranche A Securities**). A second tranche of convertible notes and options, to raise a further US$5 million from the notes, will be issued by the Company subject to obtaining Shareholder approval on the terms set out in the Notice of Meeting (**Tranche B Securities**).

Details of how the funds received to date, together with the funds proposed to be raised, have been or will be used are set out in the Explanatory Statement.

ASX Listing Rule 7.1 precludes the Company from issuing new equity securities in excess of 15% of its capital in any 12 month period without the prior approval of shareholders in general meeting, subject to a number of exceptions.

ASX Listing Rule 7.4 provides that where a company in general meeting ratifies an issue of equity securities, the issue will be treated as having been made with approval for the purpose of ASX Listing Rule 7.1, thereby enabling the Company to issue further securities without exceeding the 15% in 12 months limitation. As such, Shareholders are now being asked to ratify the previous issue of the Tranche A Securities.

Shareholders are also being asked to approve the issue of Tranche B Securities to the investors noted above. If Shareholders ratify the prior issue of Tranche A Securities (**Resolution 1**), the proposed issue of Tranche B Securities will not breach the 15% limit set out in ASX Listing Rule 7.1 and therefore Shareholder approval will not be necessary for the issue of Tranche B Securities to proceed. Shareholder approval is therefore being sought so that the Company's capacity to issue the maximum number of securities permitted by ASX Listing Rule 7.1 without Shareholder approval is preserved. As a consequence, the Company will be able to take advantage of opportunities as they arise and which are in the best interests of the Company to pursue.

The Resolutions are set out in the Notice of Meeting and further details in respect of the Resolutions are included in the Explanatory Statement.

For the reasons set out in the Explanatory Statement, the Directors unanimously recommend approval of the proposed Resolutions.

If you cannot attend the Extraordinary General Meeting, you are strongly urged to complete the attached Proxy Form. The Proxy Form and the power of attorney or other authority (if any) under which it is signed (or a certified copy) must be received as soon as possible and in any event by no later than 11.00am on 2nd November 2005.

Yours sincerely

Peter Hansen
Executive Chairman

THIS IS AN IMPORTANT DOCUMENT

AND REQUIRES YOUR ATTENTION

If you are in any doubt as to how to deal with it, please consult

your financial or other professional adviser.

NORWOOD ABBEY LIMITED

ACN 085 162 456

NOTICE OF EXTRAORDINARY GENERAL MEETING

and

EXPLANATORY STATEMENT

Notice is given that an Extraordinary General Meeting of Norwood Abbey Limited will be held at Dingley International Hotel, 334 - 348 Boundary Road Dingley, Victoria at 11.00am on Friday 4th November 2005.

NORWOOD ABBEY LIMITED

ACN 085 162 456

NOTICE OF EXTRAORDINARY GENERAL MEETING

An extraordinary general meeting of the members of Norwood Abbey Limited (**Company**) will be held:

- on Friday, 4th November 2005;
- at 11.00am Melbourne time;
- at Dingley International Hotel, 334 – 348 Boundary Road Dingley, Victoria.

BUSINESS:

To consider and, if thought fit, to pass the following resolutions as ordinary resolutions:

1. **Resolution - Ratification of prior issue of securities**

That, in accordance with the requirements of Australian Stock Exchange Listing Rule 7.4, Shareholders ratify the issue of the following securities on the terms set out in this Notice of Meeting:

Name	**Tranche A convertible notes**	**Tranche A Options issued at $0.65**
1. Indus Asia Pacific Master Fund, Ltd	3,000,000	2,500,500
2. Indus Opportunity Master Fund, Ltd	500,000	416,750
3. Tiedemann Global Emerging Markets L.P.	1,142,400	952,190
4. Tiedemann Global Emerging Markets QP L.P.	357,600	298,060
Total	5,000,000	4,167,500

2. **Resolution - Approval of issue of securities**

That, in accordance with the requirements of Australian Stock Exchange Listing Rule 7.1, Shareholders approve the issue by the Company of the following securities on the terms set out in this Notice of Meeting:

Name	**Tranche B convertible notes**	**Tranche B Options issued at $0.65**
1. Indus Asia Pacific Master Fund, Ltd	3,000,000	2,500,500
2. Indus Opportunity Master Fund, Ltd	500,000	416,750
3. Tiedemann Global Emerging Markets L.P.	1,142,400	952,190
4. Tiedemann Global Emerging Markets QP L.P.	357,600	298,060
Total	5,000,000	4,167,500

VOTING EXCLUSION STATEMENTS

1. **Resolution 1**

The Company will disregard any votes cast on Resolution 1 by:

(a) any person who participated in the issue of securities; and

(b) an associate of any person who participated in the issue of securities.

However, the Company need not disregard a vote if:

(c) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions of the Proxy Form; or

(d) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

2. **Resolution 2**

The Company will disregard any votes cast on Resolution 2 by:

(a) any person who may participate in the proposed issue of securities and a person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if the Resolution is passed; and

(b) an associate of each such person.

However, the Company need not disregard a vote if:

(c) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions of the Proxy Form; or

(d) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

DETERMINATION OF VOTING ENTITLEMENTS

The Company has determined, in accordance with regulation 7.11.37 of the *Corporations Regulations 2001* (Cth), that the Shares quoted on ASX at 7.00pm Melbourne time, on Wednesday 2nd November 2005 are taken, for the purposes of the general meeting to be held by the persons who held them at that time. Accordingly, those persons are entitled to attend and vote (if not otherwise excluded) at the General Meeting.

PROXIES

1. A member entitled to attend and vote at the meeting has the right to appoint:

   (a) one proxy if the member is only entitled to one vote; and

   (b) one or two proxies if the member is entitled to more than one vote.

2. A member who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If the member appoints two proxies and the appointment does not specify the proportion or number of the member's votes, each proxy may exercise one half of the member's votes.

3. A proxy need not be a member of the Company.

4. The member or his or her attorney must sign the Proxy Form. Proxies given by corporations must be signed either under seal or under the hand of a duly authorised officer or attorney.

5. To be valid, the form appointing the proxy and the power of attorney or other authority (if any) under which it is signed (or a certified copy) must be received as soon as possible and in any event no later than 11.00am on 2nd November 2005. Proxies may be lodged by facsimile or mail to the following address or facsimile number:

   Computershare Investor Services Pty Limited

   GPO Box 242

   Melbourne Victoria 3001

   Facsimile number: (03) 9473 2555

6. A Proxy Form accompanies this Notice of Extraordinary General Meeting.

DATED 30 September 2005

BY ORDER OF THE BOARD

Peter Hansen
Executive Chairman

NORWOOD ABBEY LIMITED

ACN 085 162 456

EXPLANATORY STATEMENT

1. PURPOSE OF INFORMATION

The purpose of this Explanatory Statement (which is included in and forms part of the Notice of Extraordinary General Meeting dated 30 September 2005) is to provide Shareholders with an explanation of the business of the meeting and of the Resolutions to be proposed and considered at the Extraordinary General Meeting on 4th November 2005 and to assist Shareholders to determine how they wish to vote on each of the Resolutions.

Shareholders should read the full text of this Explanatory Statement before deciding how to vote.

Words or expressions used in this Explanatory Statement are defined below. Unless otherwise stated, all references to sums of money, '$' and 'dollars' are references to Australian currency.
A reference to 'US$' is to currency of the United States of America.

2. DEFINITIONS

In this Explanatory Statement, the following terms have the following meanings:

ASX means Australian Stock Exchange Limited.

Board means the board of directors of the Company from time to time.

Company means Norwood Abbey Limited ABN 20 085 162 456.

Corporations Act means the *Corporations Act 2001* (Cth).

Director means a director of the Company as at the date of this Explanatory Statement.

EGM means the Extraordinary General Meeting to be held on 4th November 2005.

Explanatory Statement means this explanatory statement which accompanies and forms part of the Notice of Meeting.

Holder means the holder of an Option.

Indus means:

(a) Indus Asia Pacific Master Fund, Ltd; and

(b) Indus Opportunity Master Fund, Ltd.

Listing Rules means the official listing rules of ASX from time to time.

Note Deed means (as the context requires):

(a) the convertible note deed between the Company and Tiedemann dated 31 August 2005; or

(b) the convertible note deed between the Company and Indus dated 31 August 2005; or

(c) both of the deeds referred to in paragraphs (a) and (b).

Noteholder means (as the context requires) the holder of a Tranche A Note, a Tranche B Note or both of them.

Notes means (as the context requires) the Tranche A Notes and Tranche B Notes, or either of them.

Notice of Meeting means the Notice of Extraordinary General Meeting dated 30 September 2005 referred to in, and accompanying, this Explanatory Statement.

Option means an option to acquire, by way of issue, one Share in the capital of the Company.

Proxy Form means the proxy form attached to and forming part of the Notice of Meeting.

Reorganisation Event means an alteration to the number of Shares on issue as a consequence of:

(a) a pro rata bonus issue of shares;

(b) a subdivision or consolidation of shares; or

(c) any other reorganisation of share capital,

but excluding an issue for cash or other consideration.

Resolution means a resolution referred to in the Notice of Meeting.

Share means a fully paid ordinary share in the Company.

Shareholders means the holders of Shares.

Tiedemann means:

(a) Tiedemann Global Emerging Markets L.P.; and

(b) Tiedemann Global Emerging Markets QP L.P..

Tranche A Notes means the 5,000,000 Tranche A convertible notes issued under the Note Deeds.

Tranche B Notes means the 5,000,000 Tranche B convertible notes proposed to be issued under the Note Deeds.

Tranche A Options means the 4,167,500 Options issued under the Note Deeds.

Tranche B Options means the 4,167,500 Options proposed to be issued under the Note Deeds.

Tranche A Securities means the Tranche A Notes and Tranche A Options.

Tranche B Securities means the Tranche B Notes and Tranche B Options.

US Investors means Tiedemann and Indus.

3. THE RESOLUTIONS

The Resolutions to be put before the meeting relate to the following matters:

(a) to ratify previous issues of Tranche A Securities by the Company pursuant to the Note Deeds; and

(b) to approve the issue of Tranche B Securities by the Company pursuant to the Note Deeds.

Resolution 1 - Ratification of prior issue of securities

Summary of prior issues:

As announced to ASX on 1st September 2005, the Company has issued the following securities to the specified entities since the previous extraordinary general meeting held on 30 June 2005 (**30 June EGM**):

Name	**Tranche A Notes**	**Tranche A Options issued at $0.65**
1. Indus Asia Pacific Master Fund, Ltd	3,000,000	2,500,500
2. Indus Opportunity Master Fund, Ltd	500,000	416,750
3. Tiedemann Global Emerging Markets L.P.	1,142,400	952,190
4. Tiedemann Global Emerging Markets QP L.P.	357,600	298,060
Total	5,000,000	4,167,500

The issue of the Tranche A Notes provided the Company with US$5 million in funds, on which an interest rate of 3.5% per annum is payable over their two year term. The Tranche A Notes may either be:

(a) converted into Shares, the quantum of which will depend on the 'conversion price' (which will vary depending on when and/or the circumstances in which the conversion takes place); or

(b) redeemed by the Company at their face value of US$1.00 per Note plus any unpaid interest which has accrued.

The Tranche A Securities were issued pursuant to the Note Deeds and each Tranche A Note is an unsecured obligation of the Company.

The issue of the Tranche A Securities reflect the continuing support for the Company in the US market, and forms part of the Company's strategy of attracting patient equity investors in the US market who understand the time frames associated with medical technology investment.

The US Investors are not related parties (as that term is defined in the Corporations Act).

At the 30 June EGM, Shareholders passed a resolution (amongst others) providing a prospective approval for the Company to issue securities as follows:

(a) 4,233,333 Shares to Tiedemann at $0.48 per Share; and

(b) 5,644,444 Shares to Indus at $0.48 per Share.

The Directors wish to emphasize that the capital raisings from the US Investors for which Shareholder approval is sought in Resolutions 1 and 2 is in substitution for, and not additional to, the capital raising from the same investors anticipated by the resolution passed at the 30 June EGM. For the avoidance of doubt, the Directors confirm that the Company has agreed with Indus and Tiedemann that the proposed issues to Indus and Tiedemann as authorised by Shareholders at the 30 June EGM (as described above) will not proceed.

Shareholder Approval:

Listing Rule 7.1 precludes the Company from issuing new equity securities in excess of 15% of its capital in any 12 month period without the prior approval of Shareholders in general meeting, subject to a number of exceptions.

The issues of the Tranche A Securities to each of the allottees as set out in Resolution 1 were within the 15% limit at the relevant time and therefore did not require the prior approval of Shareholders under Listing Rule 7.1

Listing Rule 7.4 provides that where a Company in general meeting ratifies an issue of equity securities, the issue will be treated as having been made with approval for the purpose of Listing Rule 7.1, thereby enabling the Company to issue further securities without exceeding the 15% in 12 months limitation.

Listing Rule 7.5 requires the following information be given to Shareholders.

The number of securities allotted

A total of 5,000,000 Tranche A Notes and 4,167,500 Tranche A Options were issued to the parties identified in the table immediately above.

The price at which the securities were issued

Each Tranche A Note was issued with a face value of US$1.00 per Note. Each Tranche A Option was issued with an exercise price of $0.65.

The terms of the securities

A summary of the key terms of the Tranche A Notes (which are identical to the Tranche B Notes other than for the term of the notes and the interest rate) are annexed to this Explanatory Statement as Annexure A. The terms of the Notes issued to each US Investor are identical except as otherwise identified in Annexure A.

The Directors consider that Shareholders should note that the terms of the Notes provide that (in summary):

(a) the Noteholder has a right of first refusal to participate in the Company's future fundraising activities in certain circumstances;

(b) the price at which the Notes are converted into Shares will be adjusted in certain circumstances to prevent a dilution of the Noteholder's potential shareholding in the Company; and

(c) Indus (and not Tiedemann) has the right to appoint up to two directors to the Board in certain circumstances.

Each Option entitles the Holder to subscribe for one Share. No amount is payable on the issue of the Options. Each Option may be exercised on or before the fourth anniversary of their date of issue. An Option not exercised automatically expires.

The terms of the Options are annexed to this Explanatory Statement as Annexure B.

The names of allottees or the basis on which allottees were determined

The allottees are detailed in Resolution 1.

The use or intended use of the funds raised

The Company will use the funds to meet all remaining financial obligations to CIBA Vision under the EyeCare purchase agreement, an expansion of the production of Eyecare products and one-off costs of staffing reductions already foreshadowed in previous announcements. The remainder of the funds raised are intended to provide the necessary working capital to take the Company through to cash-flow positive status on a month-to-month basis.

No funds will be raised by the issue of the Options. Upon exercise of the Options, the Company will evaluate the best use of those funds at that time or otherwise apply them to working capital requirements.

A voting exclusion statement

A voting exclusion statement relating to Resolution 1 is included in the Notice of Meeting.

Effect of Shareholder Approval

If approved, Resolution 1 will ratify and approve the previous issue of a total of:

(a) 5,000,000 Tranche A Notes, each issued with a face value of US$1.00; and

(b) 4,167,500 Tranche A Options, each to subscribe for one Share exercisable at $0.65 and expiring on the fourth anniversary of their date of issue.

If all Tranche A and Tranche B Notes were exercised at an exercise price of $A.042, then Indus' shareholding would increase from 8.38% to 17.26% and Tiedemann's shareholding would increase from 4.68% to 8.33%. If all Notes were exercised at an exercise price of $A.042 and all Tranche A and Tranche B Options were also exercised, then Indus' shareholding would increase from 8.38% to 19.19% and Tiedemann's shareholding would increase from 4.68% to 9.12%. In each case this assumes that no further issues of securities are made by the Company and that neither Indus or Tiedemann changes their respective shareholding levels prior to exercise of the Notes and Options.

If all outstanding options on issue in the Company (including Tranche A and Tranche B options) were exercised, then on a fully diluted basis Indus' shareholding would increase from 8.38% to 18.43% and Tiedemann's shareholding would increase from 4.68% to 8.76%.

The above percentages are approximate only, based on the latest shareholding information available to the Company.

Advantages to the passing of Resolution 1

Ratification of the issues of the securities referred to above will enable the Company to raise more capital by the issue of additional securities in the future (if necessary), up to the 15% limit in Listing Rule 7.1, without the need for Shareholder approval. By taking this course, the Company will be well placed to readily take advantage of any opportunities as they arise.

Disadvantages to the passing of Resolution 1

The Directors do not believe that there are any disadvantages to Shareholders which arise from ratification of the issue of the securities the subject of Resolution 1.

Resolution 2 - Approval of issue of securities

Summary of proposed issues:

Under the Deed, the Company has agreed to issue the following Tranche B Securities conditional on the passing of Resolutions 1 and 2:

Name	Tranche B Notes	Tranche B Options issued at $0.65
1. Indus Asia Pacific Master Fund, Ltd	3,000,000	2,500,500
2. Indus Opportunity Master Fund, Ltd	500,000	416,750
3. Tiedemann Global Emerging Markets L.P.	1,142,400	952,190
4. Tiedemann Global Emerging Markets QP L.P.	357,600	298,060
Total	5,000,000	4,167,500

The issue of the Tranche B Notes will provide the Company with US$5 million in funds, on which an interest rate of 4.5% per annum is payable over their three year term. The Tranche B Notes may either be:

(a) converted into Shares, the quantum of which will depend on the 'conversion price' (which will vary depending on when and/or the circumstances in which the conversion takes place); or

(b) redeemed by the Company at their face value of US$1.00 per Note plus any unpaid interest which has accrued.

As set out in Resolution 2, the Tranche B Securities will be issued to the US Investors. The US Investors are not related parties (as that term is defined in the Corporations Act).

The Directors wish to again emphasize (as noted above in relation to Resolution 1) that the capital raisings from the US Investors for which Shareholder approval is sought in Resolutions 1 and 2 is in substitution for, and not additional to, the capital raising from the same investors anticipated by the notice of meeting from the 30 June EGM.

Shareholder approval

Under Listing Rule 7.1, the prior approval of Shareholders is required to an issue of equity securities if the securities will, when aggregated with securities issued by the Company during the previous 12 months, exceed 15% of the number of securities on issue at the commencement of that 12 month period.

Subject to the passing of Resolution 1, the proposed issue of Shares to each of the US Investors, as set out in Resolution 2, will not exceed the 15% limit set out in Listing Rule 7.1 and therefore does not require the approval of Shareholders. However, by approving the proposed issue of Shares for the purposes of Listing Rule 7.1, the Company will have maximum capacity under Listing Rule 7.1 to issue additional securities in the future (if necessary), up to the 15% limit, without requiring Shareholder approval.

Listing Rule 7.3 requires the following information to be given to Shareholders:

Maximum number of securities to be issued or formula for calculating the number of securities the entity is to issue

The maximum number of Tranche B Notes to be issued will be 5,000,000 and the maximum number of Tranche B Options to be issued will be 4,167,500.

Date by which the entity will issue the securities

The Tranche B Notes and Tranche B Options will be issued within three months of the date Resolution 1 and/or Resolution 2 are passed.

The issue price of the securities

Each Tranche B Note will be issued with a face value of US$1.00 per Note. Each Option will be issued at an exercise price of $0.65.

Name of allottees (if known) or the basis upon which allottees will be identified or selected

The allottees are detailed in Resolution 2.

Terms of the securities

A summary of the key terms of the Tranche B Notes (which are identical to the Tranche A Notes other than for their term and interest rate) are annexed to this Explanatory Statement as Annexure A. The terms of the Notes issued to each US Investor are identical except as otherwise identified in Annexure A.

The Directors consider that Shareholders should note that the terms of the Notes provide that (in summary):

(a) the Noteholder has a right of first refusal to participate in the Company's future fundraising activities in certain circumstances;

(b) the price at which the Notes are converted into Shares will be adjusted in certain circumstances to prevent a dilution of the Noteholder's potential shareholding in the Company; and

(c) Indus (and not Tiedemann) has the right to appoint up to two directors to the Board in certain circumstances.

Each Tranche B Option will entitle the Holder to subscribe for one Share in the Company. No amount will be payable on the issue of the Options. Each Option may be exercised on or before the fourth anniversary of their date of issue. An Option not exercised automatically expires.

The terms of the Options are annexed to this Explanatory Statement as Annexure B.

Intended use of funds raised

The Company will use the funds to meet all remaining financial obligations to CIBA Vision under the EyeCare purchase agreement, an expansion of the production of Eyecare products and one-off costs of staffing reductions already foreshadowed in previous announcements. The remainder of the funds raised are intended to provide the necessary working capital to take the Company through to cash-flow positive status on a month-to-month basis.

No funds will be raised by the issue of the Options. Upon exercise of the Options, the Company will evaluate the best use of those funds at that time or otherwise apply them to working capital requirements.

Voting exclusion statement

A voting exclusion statement relating to Resolution 2 is included in the Notice of Meeting.

Effect of Shareholder approval

If approved, Resolution 2 will approve the issue of a total of:

(a) 5,000,000 Tranche B Notes, each issued with a face value of US$1.00; and

(b) 4,167,500 Tranche B Options, each to subscribe for one Share exercisable at $0.65 and expiring on the fourth anniversary of their date of issue.

If all Tranche A and Tranche B Notes were exercised at an exercise price of $A.042, then Indus' shareholding would increase from 8.38% to 17.26% and Tiedemann's shareholding would increase from 4.68% to 8.33%. If all Notes were exercised at an exercise price of $A.042 and all Tranche A and Tranche B Options were also exercised, then Indus' shareholding would increase from 8.38% to 19.19% and Tiedemann's shareholding would increase from 4.68% to 9.12%. In each case this assumes that no further issues of securities are made by the Company and that neither Indus or Tiedemann changes their respective shareholding levels prior to exercise of the Notes and Options.

If all outstanding options on issue in the Company (including Tranche A and Tranche B options) were exercised, then on a fully diluted basis Indus' shareholding would increase from 8.38% to 18.43% and Tiedemann's shareholding would increase from 4.68% to 8.76%.

The above percentages are approximate only, based on the latest shareholding information available to the Company.

Advantages to the passing of Resolution 2

Approval will result in the Company receiving additional funding of $US5 million, together with the opportunity for a further $2.7 million to be raised through the exercise of Tranche B Options. As noted above, if Resolution 1 is approved, it is not necessary for the issue of the Tranche B Securities to be approved by Shareholders under Resolution 2. Approval for the issue of the Tranche B Securities will, however, enable the Company to issue additional securities in the future (if necessary), up to the 15% limit under Listing Rule 7.1, without requiring shareholder approval.

Disadvantages to the passing of Resolution 2

The Directors do not believe that there are any disadvantages to Shareholders which arise from ratification of the issue of the securities the subject of Resolution 2.

4. VOTING

You are urged to consider carefully all of this material, determine how you wish to vote and cast your vote accordingly.

Please refer to the voting exclusion statement in the Notice of Meeting.

5. RECOMMENDATIONS

5.1 Your Directors recommend approval of the Resolutions and recommend that *eligible* Shareholders vote in favour of all of the Resolutions.

5.2 If Shareholders cannot attend the Extraordinary General Meeting they are urged to complete the attached Proxy Form. The Proxy Form and the power of attorney or other authority (if any) under which it is signed (or a certified copy) must be received by 11.00am on 2nd November 2005, being not later than 48 hours before the time for holding the meeting.

6. QUERIES

If you have any queries about the Extraordinary General Meeting, the Resolutions to be put to the Extraordinary General Meeting or the proposals being considered, please contact Norwood Abbey Limited on +61 3 9782 7333.

DATED 30 September 2005

ANNEXURE A

SUMMARY OF THE KEY TERMS OF ISSUE OF TRANCHE A NOTES AND TRANCHE B NOTES UNDER RESOLUTIONS 1 AND 2

Face value

Each convertible note (**Note**) has a face value of US$1.00.

Issue of Notes

Tranche A Notes

A total of 5,000,000 Tranche A Notes have been issued by the Company on 31 August 2005 as follows:

(a) 3,000,000 Tranche A Notes were issued to Indus Asia Pacific Master Fund, Ltd.;

(b) 500,000 Tranche A Notes were issued to Indus Opportunity Master Fund, Ltd.;

(c) 1,142,400 Tranche A Notes were issued to Tiedemann Global Emerging Markets L.P.; and

(d) 357,600 Tranche A Notes were issued to Tiedemann Global Emerging Markets QP L.P.

Tranche B Notes

Subject to Resolution 1 and/or Resolution 2 being passed, the Company will issue a total of 5,000,000 Tranche B Notes as follows:

(a) 3,000,000 Tranche B Notes to Indus Asia Pacific Master Fund, Ltd.;

(b) 500,000 Tranche B Notes to Indus Opportunity Master Fund, Ltd.;

(c) 1,142,400 Tranche B Notes to Tiedemann Global Emerging Markets L.P.; and

(d) 357,600 Tranche B Notes to Tiedemann Global Emerging Markets L.P.

Status of Note

Each Note is an unsecured obligation of the Company.

Term

Tranche A Notes

The term of the Tranche A Notes is two years from the date of their issue.

Tranche B Notes

The term of the Tranche B Notes is three years from the date of their issue.

Interest

Interest on the Notes accrues daily on the basis of a 365 day year from the date of their issue until the Notes are redeemed or converted (as the case may be). Interest is due and payable in arrears in six monthly intervals until and including the earlier of the date the Notes mature, are redeemed or converted.

Interest rate on Tranche A Notes

3.5% per annum

Interest rate on Tranche B Notes

4.5% per annum

Default interest accrues at 10% per annum, increasing to 18% per annum if the default continues for more than 6 months.

Conversion of Notes

By the Noteholder

The Noteholder:

(a) may elect to convert all or some of the Notes into Shares at any time prior to the date they mature (**Maturity Date**) at a price of A$0.42 per Share. This conversion price will be adjusted to accommodate certain Reorganisations Events and certain issues of new securities (refer 'Reorganisation Events and Additional Capital Raisings' below); and

(b) will be deemed to have elected to convert all Notes not already subject to conversion or redemption on the Maturity Date at a price per Share equal to 90% of the volume weighted average closing price for the Shares as traded on ASX for the period of 20 consecutive trading days prior to and including the Maturity Date.

By the Company

The Company may elect to convert all or some of the Notes into Shares at a price of $0.42 per Share if at any time prior to the Maturity Date:

(a) the three month volume weighted average closing price for the Shares as traded on ASX exceeds $0.70 per Share; and

(b) the average daily turnover of the Shares as traded on ASX during the three month period is equal to or greater than 300,000 Shares.

Treatment of Shares on conversion

The Shares to which a Noteholder is entitled on conversion of the Notes must be issued within five business days after the date of conversion subject to the receipt of any necessary legal approvals including but not limited to shareholder approvals and the approval of the Treasurer under the *Foreign Acquisitions and Takeovers Act 1975* (Cth) (**FATA**).

If shareholder approval is required for conversion and is not obtained within 4 months of the Noteholder requesting the convening of a shareholder meeting, the Noteholder may require redemption within a further 3 months.

If the approval of the Treasurer under FATA is not obtained or approval is given subject to terms and conditions that in the opinion of the Noteholder are materially adverse to its interests, the Noteholder may require redemption within a further 60 days.

The Shares will rank equally in all respects with the other fully paid ordinary shares on issue in the Company on and from the date of conversion.

The Company must apply to ASX for quotation of the Shares within 5 business days after their issue.

Redemption of Notes

By the Noteholder

The Noteholder may elect to require the Company to redeem the Notes at their face value plus any unpaid interest accrued:

(a) on the occurrence of an Event of Default (as defined below), by giving the Company notice in the prescribed form within 60 days after the Event of Default first occurring;

(b) on the Maturity Date, by giving the Company notice in the prescribed form not less than 60 days before the Maturity Date;

(c) on the occurrence of a Transfer Event (as defined below) by giving the Company notice in the prescribed form within 20 days after the Event of Default first occurring.

By the Company

Within 10 business days prior to the Maturity Date and if the Noteholder has not notified the Company that it requires redemption of the Notes on the Maturity Date, the Company may elect to redeem all or some of the outstanding Notes at their face value plus any unpaid interest accrued.

Event of Default

An Event of Default (leading to the Noteholder being entitled to redeem the Notes) means:

(a) the Company suffers an insolvency event;

(b) the Company fails to redeem a Note within 10 business days of the Maturity Date if required by the Noteholder;

(c) the Company fails to perform a material obligation in respect of the Note contained in the convertible note deed;

(d) any warranty or representation by the Company in respect of the Note contained in the convertible note deed is or becomes false, misleading or incorrect when made to the material detriment of the Noteholder;

(e) all or any part of the provisions of the Note is or becomes illegal, void, voidable, unenforceable or otherwise of limited force or effect to the material detriment of the Noteholder;

(f) the Company makes any distribution of assets to shareholders of the Company without the prior written consent of the Noteholder, such consent not to be unreasonably withheld;

(g) the Company undertakes a reduction or cancellation of share capital (including share buy-back) or variation of the rights attaching to the Shares without the prior written consent of the Noteholder, such consent not to be unreasonably withheld; or

(h) any event or series of events, whether related or not, occurs which would be reasonably likely to have a material adverse change on the Company's net assets and which (in turn) would be likely to have a material adverse effect on the Company's ability to comply with its payment obligations under the Notes or in the ordinary course of business, other than any change resulting from the normal course of business.

Norwood Immunology Limited shares

Holding lock on the Company's NIM Shares

On the date the Notes are issued and every three months subsequent for the term of the Notes, the Company must instruct Norwood Immunology Limited's (**NIM**) share registrar to place a holding lock on that number of NIM shares owned by the Company that is equal in aggregate value to the monies owed by the Company to the Noteholder (**NIM Shares**). The initial number of NIM Shares will be adjusted to accommodate any changes to the volume weighted average closing price for NIM shares as traded on the Alternative Investment Market of the London Stock Exchange for the period of 20 consecutive trading days prior the first day of each subsequent three month period provided then that that number of NIM Shares must never be less than the initial number placed in holding lock.

Transfer of NIM Shares on Event of Default

If an Event of Default occurs the Noteholder may, by giving notice to the Company within 60 days after the Event of Default first occurs, require the Company to transfer to the Noteholder the NIM Shares. Transfer of the NIM Shares is conditional on the Company obtaining shareholder approval and all necessary legal approvals, and will automatically discharge all of the Company's obligations in respect of the Notes.

Transfer Event

A Transfer Event means a transaction related to or involving:

(a) a merger of NIM with another person including by way of scheme of arrangement;

(b) an off or on market takeover offer for NIM securities; or

(c) a sale of all or part of the Company's shareholding in NIM that includes the NIM Shares.

If a Transfer Event occurs the Company will be entitled to dispose or otherwise deal with the NIM Shares in its absolute discretion.

If the Company disposes of NIM Shares in a Transfer Event or otherwise deals with the NIM Shares in a manner that would otherwise prevent the Noteholder from exercising its rights to require the Company to transfer the NIM Shares to the Noteholder in an Event of Default and:

(a) the Company receives shares or other securities in another person in consideration for the NIM Shares, the Company must ensure that such number of shares or other securities are available for transfer to the Noteholder to satisfy the Company's obligations under the Note Deed; or

(b) to the extent that the Company receives cash in consideration for the NIM Shares, the Noteholder may in its absolute discretion by written notice to the Company, require the Company to redeem the Note, by giving the Company notice in the prescribed form within 20 days after the Transfer Event occurs.

Right of first refusal on future fundraising

If at any time during the term of the Notes the Company's issued share capital equals or exceeds 200 million Shares and the Company subsequently wishes to raise additional funds either through a debt instrument or through the issue of Shares for cash consideration (excluding issues to employees and related bodies corporate), the Company must provide the Noteholder with the right of first refusal to participate in such fundraising.

The Noteholder's participation in the fund raising will be pro rated to the Notes they hold as a proportion of all convertible notes issued by the Company on or about the date the Notes are issued.

To the extent that the Noteholder elects not to participate in the proposed fundraising, the Company may proceed with the proposed fundraising with a third party at any time within the next three months, provided always that the material terms and conditions are individually and collectively no more favourable to the third party than the proposed material terms offered to the Noteholder.

Reorganisation and Additional Capital Raisings

Reorganisation

If a Reorganisation Event occurs, the conversion price in respect of the will be re-calculated as follows:

$$\text{new Conversion Price} = \frac{A}{B} \times \text{Conversion Price}$$

where:

A = the number of NAL Shares on issue as at the date of this deed; and

B = the number of NAL Shares on issue immediately following the Reorganisation Event.

Additional Capital Raisings

If at any time during the term of the Notes, the Company's issued share capital equals or exceeds 200 million Shares and the Company subsequently issues Shares, the Conversion Price will be re-calculated as follows:

$$\text{new Conversion Price} = \frac{A}{B} \times \text{Conversion Price}$$

where:

A = 200 million; and

B = the number of Shares on issue immediately following the issue of Shares, excluding any shares issued to:

(a) employees of the Company or its related bodies corporate including as a result of an exercise of options in existence at the date of the convertible note deed;

(b) the Noteholder or its related bodies corporate; or

(c) the holders of convertible notes or their related bodies corporate where the terms of such other notes are substantially the same as the Note and were issued at or around the date of the Note.

The general effect of this provision will be to reduce the conversion price of the Notes to the extent that any issue of Shares:

(a) exceeds 200 million Shares on issue; and

(b) falls outside the exemptions in paragraphs (a) to (c) immediately above.

Indus may appoint directors to the Company

During the term of the Notes, Indus (and not Tiedemann) will have the right to nominate one additional director for appointment to the board of the Company (**Board**) at each of the following dates:

(a) by 30 September 2006 if the combined corporate and device divisions of the Company are not operating on a cash flow positive basis from month-to-month and the Company does not have sufficient cash resources on its balance sheet at this date to redeem the Note; and

(b) by 31 December 2006 if the combined corporate and device divisions of the Company are not operating on a cash flow positive basis from month-to-month.

In addition, subject to the Board comprising no more than two directors nominated by Indus, Indus may nominate up to two directors to the Board if Indus elects to redeem Notes due to the occurrence of an Event of Default.

Indus' director nominations must be appointed by the Board unless the existing Board has determined, in good faith after having consulted with its external legal advisers, that appointing the nominee would or would be likely to constitute a breach of the Board's fiduciary or statutory obligations. Any Indus appointees will be subject to normal director re-election and rotation requirements as set out in the Company's constitution and the Listing Rules.

Takeover of the Company

If, before the conversion of the Notes on or before the Maturity Date:

(a) the Company becomes aware that a conditional takeover offer, by a person (excluding the Noteholder) who has voting power of more than 50% of the voting shares in the Company, has become unconditional or the condition has been fulfilled or waived, the Company must (unless the Board considers the terms of the takeover offer to be fair and reasonable) give written notice to the Noteholder of that fact;

(b) the Company enters into a scheme of arrangement with its members or any class of them and the Company becomes aware of that a person (excluding the Noteholder) has obtained voting power of more than 50% of the voting shares in the Company, the Company must give the Noteholder written notice of that fact; or

(c) an effective resolution is passed for a members' voluntary winding up of the Company, the Company must give the Noteholder written notice of the passing of that resolution.

Within 14 days from the date of the above notice, the Noteholder may give written notice to the Company requiring the Company to redeem the Notes within 14 days.

Transfer of Notes

Transfer of Notes within 12 months after issue date

The transfer of Notes held by the Noteholder (and any subsequent Noteholder who acquires the Notes) within 12 months of their issue date is not permitted unless:

(a) at or prior to the transfer of the Notes, a modification to the prohibition against secondary on-sale in section 707(3) of the Corporations Act has been granted with respect to the Notes, such that the Notes are freely tradeable without breaching the provisions set out in section 707(3); or

(b) the transfer of the Notes is in compliance with the disclosure or transfer requirements set out in section 707(3).

Transfer

Subject to these terms and conditions, Notes may be transferred:

(a) by written transfer instrument in any usual or common form or in any other form approved by the Company; and

(b) to a person or entity that has executed and delivered to the Company an undertaking to observe, perform and be bound by the terms of the Notes.

Refusal to register transfer

The Company may refuse to register any transfer of Notes where the Corporations Act requires the Company to do so.

ANNEXURE B

TERMS OF ISSUE OF OPTIONS (RESOLUTIONS 1 AND 2)

Entitlement

Each option entitles the optionholder to subscribe for one fully paid ordinary share in the capital of the Company.

Issue Price

No amount is payable on issue of the options.

Exercise Price

The exercise price of each option is A$0.65.

Option Period

Each option may be exercised at any time during the four year period commencing on the date of issue of the options. An option not exercised automatically expires on the fourth anniversary of the date of issue.

Certificate

The Company must give each optionholder a certificate or holding statement stating:

(a) the number of options issued to the optionholder;

(b) the exercise price of the options;

(c) the date of issue of the options.

Participation rights, bonus issues, rights issues and reorganisations

1. Participation

An optionholder is not entitled to participate in any new issue to existing shareholders of securities in the Company unless they have exercised their options before the record date for determining entitlements to the new issue of securities and participate as a result of holding shares.

2. Notice of new issue

The Company must give an optionholder, in accordance with the ASX Listing Rules, notice of:

(a) the proposed terms of the issue or offer proposed under clause 1; and

(b) the right to exercise their options under clause 1.

3. Bonus issues

If the Company makes a bonus issue of shares or other securities to shareholders (except an issue in lieu of dividends or by way of dividend reinvestment) and no share has been issued in respect of the option before the record date for determining entitlements to the issue, then the number of underlying shares over which the option is exercisable is increased by the number of shares which the optionholder would have received if the optionholder had exercised the option before the record date for determining entitlements to the issue.

4. Pro rata issues

If the Company makes a pro rata issue of shares (except a bonus issue) to existing shareholders (except an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) and no share has been issued in respect of the option before the record date for determining entitlements to the issue, the exercise price of each option is reduced in accordance with the ASX Listing Rules.

5. **Reorganisation**

If there is a reorganisation (including consolidation, sub- division, reduction or return) of the share capital of the Company, then the rights of the optionholder (including the number of options to which each optionholder is entitled to and the exercise price) is changed to the extent necessary to comply with the ASX Listing Rules applying to a reorganisation of capital at the time of the reorganisation.

6. **Calculations and adjustments**

Any calculations or adjustments which are required to be made under this clause will be made by the Board of the Company and will, in the absence of manifest error, be final and conclusive and binding on the Company and the optionholder.

7. **Notice of change**

The Company must within a reasonable period give to each optionholder notice of any change under this clause to the exercise price of any options held by an optionholder or the number of shares which the optionholder is entitled to subscribe for on exercise of an option.

Method of exercise of options

1. **Method and payment**

To exercise options, the optionholder must give the Company or its share registry, at the same time:

(a) a written exercise notice (in the form attached) specifying the number of options being exercised and shares to be issued;

(b) payment of the exercise price for the shares the subject of the exercise notice by way of bank cheque or by other means of payment approved by the Company; and

(c) the certificate for the options.

2. **Exercise all or some options**

(a) An optionholder may only exercise options in multiples of 100,000 not more than once in every four months unless the optionholder exercises all options held by the optionholder.

(b) Options will be deemed to have been exercised on the date the exercise notice is lodged with the directors of the Company.

3. **Option certificates**

If an optionholder exercises less than the total number of options registered in the optionholder's name:

(a) the optionholder must surrender their option certificate (if any); and

(b) the Company must cancel the option certificate (if any) and issue the optionholder a new option certificate or holding statement stating the remaining number of options held by the optionholder.

4. **Issue of shares**

Within 5 days after receiving an exercise notice for options and payment by an optionholder of the exercise price, the Company must issue the optionholder the number of fully paid ordinary shares in the capital of the Company specified in the exercise notice.

Ranking of shares issued on exercise of options

Subject to the Company's constitution, all shares issued on the exercise of options rank in all respects (including rights relating to dividends) pari passu with the existing ordinary shares of the Company at the date of issue.

No quotation

The Company will not apply to Australian Stock Exchange Limited for official quotation of the options.

Transfer

1. Transfer of options within 12 months after issue date

The transfer of options held by the optionholder (and any subsequent optionholder who acquires the options) within 12 months of their issue date is not permitted unless:

(a) at or prior to the transfer of the options, a modification to the prohibition against secondary on-sale in section 707(3) of the Corporations Act has been granted with respect to the Options, such that the options are freely tradeable without breaching the provisions set out in section 707(3); or

(b) the transfer of the options is in compliance with the disclosure or transfer requirements set out in section 707(3).

2. Transfer

Subject to these terms and conditions, options may be transferred:

(a) by written transfer instrument in any usual or common form or in any other form approved by the Company; and

(b) to a person or entity that has executed and delivered to the Company an undertaking to observe, perform and be bound by the terms of the options.

3. Transfers must be executed

A written transfer instrument must be executed by the transferor and the transferee.

4. Option certificates

A written transfer instrument must be forwarded for registration to the Company together with the option certificate for the options to be transferred.

5. Company must register transfer

The Company must register the transfer and issue an option certificate to the transferee for the number of options comprised in the transfer.

6. Refusal to register transfer

The Company may refuse to register any transfer of options where the Corporations Act requires the Company to do so.

Where the Company refuses to register a transfer of options, the Company will give written notice of the refusal and the reasons of the refusal to the transferee and the person who lodged the transfer, if not the transferee, within 5 business days after the date on which the transfer was lodged with the Company.

Governing law

These terms and the rights and obligations of optionholders are governed by the laws of Victoria. The optionholder irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of Victoria.

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NORWOOD ABBEY

Norwood Abbey Ltd ACN 085 162 456 ABN 20 085 162 456
63 Wells Road Chelsea Heights Victoria 3196 Australia

Telephone +61 3 9782 7333
Facsimile +61 3 9782 7334
norwood@norwoodabbey.com.au
www.norwoodabbey.com

FIRST NEEDLE-FREE PATENT GRANTED

Key points:

- **First US patent issued for needle-free technology**
- **Strengthens IP position**
- **Strengthens commercial partnering negotiating position**

Medical technologies group Norwood Abbey Ltd [ASX:NAL] is pleased to announce that the US patent office has advised the grant to Massachusetts Institute of Technology (MIT) of the first patent in its portfolio of needle-free patent applications.

The needle-free technologies are being developed by MIT and funded by Norwood under its commercial arrangements with MIT. Norwood will hold the commercial rights to the needle-free technologies under a Licence Agreement with MIT.

The US Patent Office confirms the issue of Patent No 6,939,323, entitled "Needleless Injector". The inventors are A B Angel and I W Hunter, Assignee Massachusetts Institute of Technology. This application derives from US Provisional Application No. 60/338,169, filed on October 26, 2001. The expiry date of this patent is July 19, 2022.

The granted patent embodies one of several methods of creating a needle-free drug delivery device that have been identified by Norwood and its research partner, MIT's BioInstrumentation Laboratory.

The technology involves the use of magnets to create the energy required to deliver a drug through the skin. This method is particularly relevant where the application requires a low cost, simple, repetitive technique but does not require precise depth control. The method offers the potential for a low cost procedure where high throughput is required.

Norwood has other methods of creating a needle-free drug delivery device that aim to deal with the additional issue of depth control. These are the subject of separate patent applications by MIT.

Executive Chairman Peter Hansen comments: "This is very pleasing and very exciting news. Norwood is progressing development work in the needle-free field for both human and veterinary applications and the grant of patents strengthens the company's IP position as it seeks commercial partners."

For further information about Norwood, visit the company's websites at www.norwoodabbey.com

Further Information:

Company Contacts:
Bernie Romanin
Snr. VP – Corporate Development
61-3-9782-7333

Michael Kotowicz
RADAR Investor Relations
61-2-8256-3333

U.S. Investor and Media Contacts:
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz (kgolodetz@lhai.com)
212-838-3777
Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com

norwood immunology

NORWOOD ABBEY
Norwood Abbey Ltd ACN 085 162 456 ABN 20 085 162 456
63 Wells Road Chelsea Heights Victoria 3196 Australia
Telephone +61 3 9782 7333
Facsimile +61 3 9782 7334
norwood@norwoodabbey.com.au
www.norwoodabbey.com

FURTHER PATENTS GRANTED FOR NORWOOD IMMUNOLOGY

Key Points:

- **Six Patents grant in New Zealand, South Africa and Singapore**
- **Granted claims cover key aspects of the Immunology technology**

Norwood Abbey Ltd [ASX:NAL] advises that key patents relating to four different aspects of the technology owned by Norwood Immunology have been granted in New Zealand, South Africa and Singapore. The grant of these patents is an important achievement and significantly strengthens its Intellectual Property position in its key areas of cancer and infectious diseases. Norwood Immunology is involved in clinical studies into enhancing the immune system of cancer patients and improving their response to vaccines.

Norwood's immunology technology is based on the use of FDA approved GnRH analogue drugs to regenerate the thymus gland and enhance bone marrow function. This "re-boots" the body's immune system so it can produce new T cells, enabling patients to better respond to disease. GnRH analogue drugs include Lupron Depot® marketed by TAP Pharmaceutical Products, Inc, Norwood's US partner in the Immunology project.

The New Zealand Patent Office has granted Patent Number 525825, entitled: "Stimulation of thymus for vaccination development" and the South African Patent Office has granted related Patent number 2003/3684. These applications derive from International application PCT/IB01/02350, with a priority date of 13 October 2000. The claims in these patents encompass the use of pharmaceuticals such as Lupron Depot to enhance a vaccine response. The vaccine may be directed towards cancer or an infectious disease such as Herpes.

Further, the South African Patent Office has recently granted Patent Numbers 2003/3686 and 2003/3685 with the title "Disease prevention by reactivation of the thymus" and "Hematopoietic stem cell gene therapy" respectively derived from PCT/IB01/02745 and PCT/IB01/02739, both with a priority date of 13 October 2000.

South African patent Number 2003/3686 relates to the use of a compound such as Lupron Depot to prevent infectious diseases. This patent has particular relevance in the prevention of infectious disease in patients in an immunocompromised state brought on as a side effect of treatment for other conditions. For example, in patients whose chemo or radio therapy has made them highly susceptible to infection. In addition this patent relates to the use of these same compounds for enhancing Bone Marrow function. Bone Marrow is important in the generation of new blood and immune cells. Results from a preclinical study by the company showing improvements in Bone Marrow were recently published in the Journal of Immunology, as previously announced.

South African Patent Number 2003/3685 contains 59 claims relating to the use of pharmaceuticals such as Lupron Depot to treat or prevent diseases including AIDS through the use of genetically modified cells.

In addition, the New Zealand Patent Office has granted Patent Number 525829 entitled "improvement of graft acceptance through manipulation of thymus regeneration". The Singapore Patent Office has also granted related Patent Number 96097. These applications derive from PCT/IB01/02740 and claim an earliest priority date of 13 October 2000. The claims relate to reducing transplant rejection by improving tolerance to tissue and organ grafts from mismatched donors. This is through administration of immune cells that improve tolerance, and a pharmaceutical such as Lupron Depot. This patent ties into the recently announced pre-clinical trials in Transplantation being conducted by the company with Dr David Sachs MD, Director of the Transplantation Biology Research Center, Massachusetts General Hospital.

For further information about Norwood, visit the company's websites at www.norwoodabbey.com and www.norwoodimmunology.com

For Further Information:

Company Contacts:
Bernie Romanin
Snr. VP – Corporate Development
61-3-9782-7333

Michael Kotowicz
RADAR Investor Relations
61-2-8256-3333

U.S. Investor and Media Contacts:
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz (kgolodetz@lhai.com)
212-838-3777
Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

NORWOOD ABBEY LIMITED

ABN

20 085 162 456

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares and Options over fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2.351,043 ordinary shares 5,667,500 options over fully paid ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	500,000 options expiring 31 December 2007 exercisable at $0.70 1,000,000 options expiring 31 December 2007 exercisable at $0.50 4,167,500 options expiring 31 August 2009 exercisable at $0.65

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	645,161 shares issued at $0.32 per share 1,705,882 shares issued at $0.34 Options – no consideration
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Obligations under contractual Arrangements with GEM Global Yield Fund and CIBA Vision Corporation respectively
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	September 8, 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	188,092,451	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	13,517,500	Options exercisable at various prices expiring on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

How do +security holders dispose of their entitlements (except by sale through a broker)?

	N/A

33 +Despatch date

	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: (~~Director~~/Company Secretary) Date: .....15/9/2005...............

Print name: ......Jeffrey H. Bell.................................

== == == == ==

+ See chapter 19 for defined terms.

NORWOOD ABBEY

CORRECTION TO 2005 FINANCIAL REPORT

The directors of Norwood Abbey Limited have identified an error in the Subsequent Events section of the Directors Report attached to the 2005 Financial Statements and in Note 29 – Subsequent Events included in the Financial Statements, both released to the market on September 13, 2005.

Shareholders should be aware that conversion of the convertible notes at maturity, occurs at a 10% ***discount to*** the volume weighted average closing price, not at 10% of the volume weighted average price at maturity as reported.

This error will be corrected prior to printing and distribution of the 2005 Annual Report.

For further information about Norwood, visit the company's websites at www.norwoodabbey.com and www.norwoodimmunology.com

For further information please contact:

Australian Investor and Media Contacts:
Bernie Romanin
Snr. VP – Corporate Development
Norwood Abbey Limited
+61-3-9782-7333

Michael Kotowicz
RADAR Investor Relations
+61-2-8256-3333

U.S. Investor and Media Contacts:
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz
(kgolodetz@lhai.com)
212-838-3777
Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com

NORWOOD eyeCARE

NORWOOD ABBEY

Norwood Abbey Ltd ACN 085 162 456 ABN 20 085 162 456
63 Wells Road Chelsea Heights Victoria 3196 Australia
Telephone +61 3 9782 7333
Facsimile +61 3 9782 7334
norwood@norwoodabbey.com.au
www.norwoodabbey.com

NORWOOD RECEIVES RUSSIAN APPROVAL FOR EYECARE PRODUCTS

Key Points:

- **Russian Ministry of Health approval for next generation laser vision correction technology**
- **75,000 procedures in Russia annually**
- **New technology eliminates cutting of eye and associated complications**

Norwood Devices, a division of medical technologies group Norwood Abbey Ltd [ASX:NAL], advises that the company has received approval from the Russian Ministry of Health to import and sell the Norwood EyeCare Epi-LASIK system, the next generation of laser vision correction (LVC) surgery.

With the addition of the Russian approval, the product now has approval in all major territories in North America, Europe and Asia.

Richard Walmsley, Chief Executive Officer of Norwood Devices stated, "The market potential in Russia is significant. There are 75 laser refractive centres across Russia, with approximately 75,000 patient procedures being undertaken per year."

The first Norwood EyeCare Epi-LASIK systems have been sold in Russia and will be commissioned for routine patient use shortly.

Since 1989, when the first LVC procedures were carried out, more than 1.5 million patients have undergone laser surgery in Russia.

In 2003, there were in excess of 3 million LVC procedures performed world wide using approximately 5,700 LASIK cutting devices.

Epi-LASIK combines the benefits of current laser vision correction procedures and eliminates their disadvantages – particularly the need to cut the eye.

Current vision correction surgery, called LASIK, has two stages. The first stage of preparing the eye for the laser procedure currently relies on a cutting device called a 'microkeratome' to create a stromal 'flap' on the surface of the eye, which is then peeled back. The second stage is the laser treatment to correct the patient's vision, which has been used for a number of years and is a widely accepted and proven technology. Finally, the stromal 'flap' is replaced. Industry statistics* indicate that complications occur in a percentage of patients as a result of cutting the eye.

The next generation approach, Epi-LASIK treatment, uses the Norwood EyeCare system and EpiEdge™ disposable separator, removing the need to cut the eye and hence eliminating associated complications. This unique instrument gently separates a thin layer of living cells, called the epithelium, on the outside of the eye, along a natural cleavage plane. The clinician then moves the epithelial sheet to one side, the laser corrects the vision and the epithelial sheet is then moved back into place with minimal surgical manipulation.

For further information on Norwood EyeCare visit www.norwoodeyecare.com

For Further Information:
Company Contacts:
Bernie Romanin
Snr. VP – Corporate Development
61-3-9782-7333

Michael Kotowicz
RADAR Investor Relations
61-2-8256-3333

U.S. Investor and Media Contacts:
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz (kgolodetz@lhai.com)
212-838-3777
Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com